Registration No. 333-181989
                                                   1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 2 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 3616

B.   Name of depositor:

                      FIRST TRUST PORTFOLIOS L.P.

C.   Complete address of depositor's principal executive offices:

                      120 East Liberty Drive
                     Wheaton, Illinois  60187

D.        Name and complete address of agents for service:

                                           Copy to:
     JAMES A. BOWEN                        ERIC F. FESS
     c/o First Trust Portfolios L.P.       c/o Chapman and Cutler LLP
     120 East Liberty Drive                111 West Monroe Street
     Wheaton, Illinois  60187              Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

| | Check box if it is proposed that this filing will become effective on July 9, 2012 at 2:00 p.m. pursuant to Rule 487.


         60/40 Strategic Allocation Port. 3Q '12 - Term 10/16/13
         75/25 Strategic Allocation Port. 3Q '12 - Term 10/16/13
                                 FT 3616

FT 3616 is a series of a unit investment trust, the FT Series. FT 3616 consists of two separate portfolios listed above (each, a "Trust," and collectively, the "Trusts").

60/40 Strategic Allocation Portfolio, 3rd Quarter 2012 Series and 75/25 Strategic Allocation Portfolio, 3rd Quarter 2012 Series each invest in a diversified portfolio of common stocks ("Common Stocks") and exchange-traded funds ("ETFs"), the portfolios of which are invested in fixed-income securities. Collectively, the Common Stocks and ETFs are referred to as the "Securities." An investment can be made in the underlying ETFs directly rather than through the Trusts. These direct investments can be made without paying the sales charge, operating expenses and organizational costs of a Trust. Certain of the ETFs invest in high-yield securities. See "Risk Factors" for a discussion of the risk of investing in high-yield securities or "junk" bonds.

Each Trust seeks above-average total return.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 FIRST TRUST(R)

                                 1-800-621-1675


                  The date of this prospectus is July 9, 2012

                               Table of Contents

Summary of Essential Information                               3
Fee Table                                                      4
Report of Independent Registered Public Accounting Firm        5
Statements of Net Assets                                       6
Schedules of Investments                                       7
The FT Series                                                 22
Portfolios                                                    22
Risk Factors                                                  25
Public Offering                                               30
Distribution of Units                                         32
The Sponsor's Profits                                         34
The Secondary Market                                          34
How We Purchase Units                                         34
Expenses and Charges                                          34
Tax Status                                                    35
Retirement Plans                                              38
Rights of Unit Holders                                        38
Income and Capital Distributions                              38
Redeeming Your Units                                          39
Investing in a New Trust                                      40
Removing Securities from a Trust                              41
Amending or Terminating the Indenture                         41
Information on the Sponsor, Trustee,
   FTPS Unit Servicing Agent and Evaluator                    42
Other Information                                             43

                        Summary of Essential Information

                                    FT 3616


     At the Opening of Business on the Initial Date of Deposit-July 9, 2012


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
 FTPS Unit Servicing Agent:   FTP Services LLC
                 Evaluator:   First Trust Advisors L.P.

                                                                               60/40 Strategic           75/25 Strategic
                                                                            Allocation Portfolio      Allocation Portfolio
                                                                           3rd Quarter 2012 Series   3rd Quarter 2012 Series
                                                                           _______________________   _______________________
Initial Number of Units (1)                                                        95,921                    77,940
Fractional Undivided Interest in the Trust per Unit (1)                          1/95,921                  1/77,940
Public Offering Price:
Public Offering Price per Unit (2)                                                $10.000                   $10.000
   Less Initial Sales Charge per Unit (3)                                           (.100)                    (.100)
                                                                               __________                __________
Aggregate Offering Price Evaluation of Securities per Unit (4)                      9.900                     9.900
   Less Deferred Sales Charge per Unit (3)                                          (.145)                    (.145)
                                                                               __________                __________
Redemption Price per Unit (5)                                                       9.755                     9.755
    Less Creation and Development Fee per Unit (3)(5)                               (.050)                    (.050)
    Less Organization Costs per Unit (5)                                            (.031)                    (.031)
                                                                               __________                __________
Net Asset Value per Unit                                                       $    9.674                $    9.674
                                                                               ==========                ==========
Cash CUSIP Number                                                              30280B 459                30280B 509
Reinvestment CUSIP Number                                                      30280B 467                30280B 517
Fee Accounts Cash CUSIP Number                                                 30280B 475                30280B 525
Fee Accounts Reinvestment CUSIP Number                                         30280B 483                30280B 533
FTPS CUSIP Number                                                              30280B 491                30280B 541
Pricing Line Product Code                                                          079213                    079218
Ticker Symbol                                                                      FCRECX                    FLESOX


First Settlement Date                                         July 12, 2012
Mandatory Termination Date (6)                                October 16, 2013
Income Distribution Record Date                               Tenth day of each month, commencing August 10, 2012.
Income Distribution Date (7)                                  Twenty-fifth day of each month, commencing August 25, 2012.

_____________

(1) As of the Evaluation Time on the Initial Date of Deposit, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(3) You will pay a maximum sales charge of 2.95% of the Public Offering Price per Unit (equivalent to 2.98% of the net amount invested) which consists of an initial sales charge, a deferred sales charge and a creation and development fee. The sales charges are described in the "Fee Table."

(4) Each listed Security is valued at its last closing sale price. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(5) The creation and development fee and estimated organization costs per Unit will be deducted from the assets of a Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, these fees will not be deducted from the redemption proceeds. See "Redeeming Your Units."

(6) See "Amending or Terminating the Indenture."

(7) The Trustee will distribute money from the Capital Account monthly on the twenty-fifth day of each month to Unit holders of record on the tenth day of each month if the amount available for distribution equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year and as part of the final liquidation distribution. See "Income and Capital Distributions." Upon termination of a Trust, amounts in the Income Account (which consist of dividends on the Securities) will be included in amounts distributed to remaining Unit holders.

                                   Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public
Offering" and "Expenses and Charges." Although each Trust has a term of approximately 15 months, and each is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                                                                60/40 Strategic           75/25 Strategic
                                                                             Allocation Portfolio      Allocation Portfolio
                                                                            3rd Quarter 2012 Series   3rd Quarter 2012 Series
                                                                            _______________________   _______________________
                                                                                         Amount                   Amount
                                                                                         per Unit                 per Unit
                                                                                         ________                 ________
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge
  Initial sales charge                                                      1.00%(a)     $.100       1.00%(a)     $.100
  Deferred sales charge                                                     1.45%(b)     $.145       1.45%(b)     $.145
  Creation and development fee                                              0.50%(c)     $.050       0.50%(c)     $.050
                                                                            _______      _______     _______      _______
  Maximum sales charge (including creation and development fee)             2.95%        $.295       2.95%        $.295
                                                                            =======      =======     =======      =======

Organization Costs (as a percentage of public offering price)
  Estimated organization costs                                              .310%(d)     $.0310      .310%(d)     $.0310
                                                                            =======      =======     =======      =======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
  Portfolio supervision, bookkeeping, administrative, evaluation and
     FTPS Unit servicing fees                                               .060%        $.0060      .060%        $.0060
  Trustee's fee and other operating expenses                                .127%(f)     $.0127      .127%(f)     $.0127
  Acquired Fund fees and expenses                                           .148%(g)     $.0148      .093%(g)     $.0093
                                                                            _______      _______     _______      ______
        Total                                                               .335%        $.0335      .280%        $.0280
                                                                            =======      =======     =======      ======


                                 Example

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in a Trust, the principal amount and distributions are rolled every 15 months into a New Trust and you are subject to a reduced transactional sales charge. The example also assumes a 5% return on your investment each year and that your Trust's, and each New Trust's, operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs, assuming you roll your proceeds from one trust to the next for the periods shown, would be:

                                                                 1 Year       3 Years      5 Years      10 Years
                                                                 ______       _______      _______      _______
60/40 Strategic Allocation Portfolio, 3rd Quarter 2012 Series    $360         $892         $1,205       $2,473
75/25 Strategic Allocation Portfolio, 3rd Quarter 2012 Series     354          876          1,177        2,417

If you elect not to roll your proceeds from one trust to the next, your costs will be limited by the number of years your proceeds are invested, as set forth above.

_____________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum sales charge of 2.95% and the sum of any remaining deferred sales charge and creation and development fee.

(b) The deferred sales charge is a fixed dollar amount equal to $.145 per Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing October 19, 2012.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trusts. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period, which is expected to be approximately three months from the Initial Date of Deposit. If the price you pay for your Units exceeds $10 per Unit, the creation and development fee will be less than 0.50%; if the price you pay for your Units is less than $10 per Unit, the creation and development fee will exceed 0.50%.

(d) Estimated organization costs will be deducted from the assets of each Trust at the end of a Trust's initial offering period. Estimated organization costs are assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(e) With the exception of the underlying ETF expenses, each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses for the Trusts do not include brokerage costs and other portfolio transaction fees for the Trusts. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges."

(g) Although not actual Trust operating expenses, the Trusts, and therefore Unit holders of the Trusts, will indirectly bear similar operating expenses of the ETFs in which each Trust invests in the estimated amounts set forth in the table. These expenses are estimated based on the actual ETF expenses disclosed in an ETF's most recent Securities and Exchange Commission filing but are subject to change in the future. An investor in the Trusts will therefore indirectly pay higher expenses than if the underlying ETF shares were held directly.

                          Report of Independent
                    Registered Public Accounting Firm


The Sponsor, First Trust Portfolios L.P., and Unit Holders

FT 3616

We have audited the accompanying statements of net assets, including the schedules of investments, of FT 3616, comprising 60/40 Strategic Allocation Port. 3Q '12 - Term 10/16/13 (60/40 Strategic Allocation Portfolio, 3rd Quarter 2012 Series) and 75/25 Strategic Allocation Port. 3Q '12 - Term 10/16/13 (75/25 Strategic Allocation Portfolio, 3rd Quarter 2012 Series) (collectively, the "Trusts"), as of the opening of business on July 9, 2012 (Initial Date of Deposit). These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. The Trusts are not required to have, nor were we engaged to perform, an audit of the Trusts' internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trusts' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets, assessing the accounting principles used and significant estimates made by the Trusts' Sponsor, as well as evaluating the overall presentation of the statements of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Bank of New York Mellon, the Trustee, and allocated between the Trusts for the purchase of Securities, as shown in the statements of net assets, as of the opening of business on July 9, 2012, by correspondence with the Trustee. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 3616, comprising the above-mentioned Trusts, as of the opening of business on July 9, 2012 (Initial Date of Deposit), in conformity with accounting principles generally accepted in the United States of America.


/s/ DELOITTE & TOUCHE LLP


Chicago, Illinois
July 9, 2012

                            Statements of Net Assets

                                    FT 3616


     At the Opening of Business on the Initial Date of Deposit-July 9, 2012



                                                                                60/40 Strategic           75/25 Strategic
                                                                             Allocation Portfolio      Allocation Portfolio
                                                                            3rd Quarter 2012 Series   3rd Quarter 2012 Series
                                                                            _______________________   _______________________
NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)              $ 949,613                 $ 771,605
Less liability for reimbursement to Sponsor for organization costs (3)             (2,974)                   (2,416)
Less liability for deferred sales charge (4)                                      (13,909)                  (11,301)
Less liability for creation and development fee (5)                                (4,796)                   (3,897)
                                                                                _________                 _________
Net assets                                                                      $ 927,934                 $ 753,991
                                                                                =========                 =========
Units outstanding                                                                  95,921                    77,940
Net asset value per Unit (6)                                                    $   9.674                 $   9.674

ANALYSIS OF NET ASSETS
Cost to investors (7)                                                           $ 959,205                 $ 779,399
Less maximum sales charge (7)                                                     (28,297)                  (22,992)
Less estimated reimbursement to Sponsor for organization costs (3)                 (2,974)                   (2,416)
                                                                                _________                 _________
Net assets                                                                      $ 927,934                 $ 753,991
                                                                                =========                 =========
__________

                    NOTES TO STATEMENTS OF NET ASSETS

The Sponsor is responsible for the preparation of financial statements in accordance with accounting principles generally accepted in the United States which require the Sponsor to make estimates and assumptions that affect amounts reported herein. Actual results could differ from those estimates.

(1) Each Trust invests in a diversified portfolio of Common Stocks and ETFs. Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value. Each Trust has a Mandatory Termination Date of October 16, 2013.

(2) An irrevocable letter of credit issued by The Bank of New York Mellon, of which approximately $1,800,000 has been allocated to the Trusts, $1,000,000 for 60/40 Strategic Allocation Portfolio, 3rd Quarter 2012 Series and $800,000 for 75/25 Strategic Allocation Portfolio, 3rd Quarter 2012 Series, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. These costs have been estimated at $.0310 per Unit per Trust. A payment will be made at the end of a Trust's initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) Represents the amount of mandatory deferred sales charge distributions of $.145 per Unit, payable to the Sponsor in three approximately equal monthly installments beginning on October 19, 2012 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through December 20, 2012. If Unit holders redeem Units before December 20, 2012 they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The creation and development fee ($.050 per Unit for each Trust) is payable by a Trust on behalf of Unit holders out of assets of such Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(6) Net asset value per Unit is calculated by dividing a Trust's net assets by the number of Units outstanding. This figure includes organization costs and the creation and development fee, which will only be assessed to Units outstanding at the close of the initial offering period.

(7) The aggregate cost to investors in a Trust includes a maximum sales charge (comprised of an initial and a deferred sales charge and the creation and development fee) computed at the rate of 2.95% of the Public Offering Price (equivalent to 2.98% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under "Public Offering."

                         Schedule of Investments

      60/40 Strategic Allocation Portfolio, 3rd Quarter 2012 Series
                                 FT 3616


 At the Opening of Business on the Initial Date of Deposit-July 9, 2012


                                                                         Percentage       Number    Market        Cost of
Ticker Symbol and                                                        of Aggregate     of        Value         Securities to
Name of Issuer of Securities (1)(3)                                      Offering Price   Shares    per Share     the Trust (2)
___________________________________                                      ______________   ______    _________     _____________
COMMON STOCKS (60.02%):
Consumer Discretionary (7.49%):
AAN           Aaron's, Inc.                                              0.20%               67     $   28.13     $  1,885
AAP           Advance Auto Parts, Inc.                                   0.20%               27         69.05        1,864
APOL          Apollo Group, Inc. (Class A) *                             0.20%               52         36.55        1,901
AZO           AutoZone, Inc. *                                           0.50%               13        364.52        4,739
BBBY          Bed Bath & Beyond Inc. *                                   0.50%               77         61.85        4,762
BKE           The Buckle, Inc.                                           0.10%               25         38.47          962
BWLD          Buffalo Wild Wings Inc. *                                  0.10%               11         86.82          955
PLCE          The Children's Place Retail Stores, Inc. *                 0.10%               18         51.70          931
CSTR          Coinstar, Inc. *                                           0.20%               27         70.93        1,915
CMCSA         Comcast Corporation (Class A)                              0.50%              151         31.38        4,738
DV            DeVry, Inc.                                                0.10%               30         31.51          945
DDS           Dillard's, Inc. (Class A)                                  0.20%               29         64.56        1,872
DLTR          Dollar Tree, Inc. *                                        0.50%               87         54.29        4,723
FDO           Family Dollar Stores, Inc.                                 0.20%               27         69.58        1,879
FL            Foot Locker, Inc.                                          0.20%               61         31.31        1,910
GME           GameStop Corporation (Class A)                             0.20%              105         18.13        1,904
HIBB          Hibbett Sports Inc. *                                      0.10%               16         59.19          947
ICON          Iconix Brand Group, Inc. *                                 0.10%               54         17.54          947
KSS           Kohl's Corporation                                         0.50%               99         47.75        4,727
ORLY          O'Reilly Automotive, Inc. *                                0.50%               55         86.74        4,771
PETM          PetSmart, Inc.                                             0.20%               28         68.27        1,912
PIR           Pier 1 Imports, Inc.                                       0.10%               57         16.66          950
RCII          Rent-A-Center, Inc.                                        0.10%               27         34.63          935
ROST          Ross Stores, Inc.                                          0.50%               71         67.12        4,765
TXRH          Texas Roadhouse, Inc.                                      0.10%               52         18.26          950
TJX           The TJX Companies, Inc.                                    0.50%              107         44.43        4,754
TSCO          Tractor Supply Company                                     0.20%               23         83.94        1,931
VLKAY         Volkswagen AG (ADR) +                                      0.40%              123         30.89        3,799
WPO           The Washington Post Company (Class B)                      0.19%                5        368.50        1,842

Consumer Staples (7.80%):
SAM           The Boston Beer Company, Inc. *                            0.10%                8        124.39          995
BTI           British American Tobacco Plc (ADR) +                       0.40%               36        104.35        3,757
CASY          Casey's General Stores, Inc.                               0.20%               31         61.15        1,896
CHD           Church & Dwight Co., Inc.                                  0.20%               33         57.12        1,885
CAG           ConAgra Foods, Inc.                                        0.50%              184         25.72        4,732
COST          Costco Wholesale Corporation                               0.50%               51         93.68        4,778

                    Schedule of Investments (cont'd.)

      60/40 Strategic Allocation Portfolio, 3rd Quarter 2012 Series
                                 FT 3616


 At the Opening of Business on the Initial Date of Deposit-July 9, 2012


                                                                         Percentage       Number    Market        Cost of
Ticker Symbol and                                                        of Aggregate     of        Value         Securities to
Name of Issuer of Securities (1)(3)                                      Offering Price   Shares    per Share     the Trust (2)
___________________________________                                      ______________   ______    _________     _____________
COMMON STOCKS (CONT'D.):
Consumer Staples (cont'd.):
CVS           CVS Caremark Corporation                                     0.50%             99     $   48.12      $ 4,764
DAR           Darling International Inc. *                                 0.10%             57         16.51          941
GMCR          Green Mountain Coffee Roasters, Inc. *                       0.20%             77         24.50        1,886
HTSI          Harris Teeter Supermarkets Inc.                              0.10%             23         41.23          948
HSY           The Hershey Company                                          0.50%             66         72.24        4,768
HRL           Hormel Foods Corporation                                     0.20%             63         29.95        1,887
LANC          Lancaster Colony Corporation                                 0.10%             13         71.93          935
LO            Lorillard, Inc.                                              0.50%             35        136.05        4,762
TAP           Molson Coors Brewing Company                                 0.20%             46         41.00        1,886
MNST          Monster Beverage Corporation *                               0.50%             65         73.47        4,776
NSRGY         Nestle S.A. (ADR) +                                          0.40%             63         59.90        3,774
NUS           Nu Skin Enterprises, Inc. (Class A)                          0.20%             39         48.74        1,901
TSN           Tyson Foods, Inc. (Class A)                                  0.20%            108         17.59        1,900
UN            Unilever N.V. +                                              0.40%            115         33.14        3,811
UNFI          United Natural Foods, Inc. *                                 0.20%             35         54.91        1,922
WAG           Walgreen Co.                                                 0.50%            160         29.62        4,739
WMT           Wal-Mart Stores, Inc.                                        0.50%             67         71.36        4,781
WMK           Weis Markets, Inc.                                           0.10%             21         45.82          962
WFM           Whole Foods Market, Inc.                                     0.50%             50         95.08        4,754

Energy (5.59%):
APA           Apache Corporation                                           0.49%             55         85.53        4,704
BP            BP Plc (ADR) +                                               0.40%             96         39.63        3,804
CRR           CARBO Ceramics Inc.                                          0.10%             13         75.29          979
CVX           Chevron Corporation                                          0.50%             45        105.07        4,728
COP           ConocoPhillips                                               0.50%             87         54.75        4,763
DK            Delek US Holdings, Inc.                                      0.10%             51         18.69          953
XOM           Exxon Mobil Corporation                                      0.50%             56         84.80        4,749
HFC           HollyFrontier Corporation                                    0.20%             52         36.43        1,894
IMO           Imperial Oil Limited +                                       0.40%             90         41.98        3,778
OXY           Occidental Petroleum Corporation                             0.50%             56         85.25        4,774
RDS/A         Royal Dutch Shell Plc (ADR) +                                0.40%             56         67.80        3,797
STO           StatoilHydro ASA (ADR) +                                     0.40%            163         23.27        3,793
TSO           Tesoro Corporation *                                         0.20%             73         25.91        1,891
TOT           Total S.A. (ADR) +                                           0.40%             85         44.57        3,788
UNT           Unit Corporation *                                           0.10%             25         37.47          937
WNR           Western Refining, Inc.                                       0.20%             79         24.09        1,903
INT           World Fuel Services Corporation                              0.20%             49         38.45        1,884

                       Schedule of Investments (cont'd.)

         60/40 Strategic Allocation Portfolio, 3rd Quarter 2012 Series
                                    FT 3616


     At the Opening of Business on the Initial Date of Deposit-July 9, 2012


                                                                         Percentage       Number    Market        Cost of
Ticker Symbol and                                                        of Aggregate     of        Value         Securities to
Name of Issuer of Securities (1)(3)                                      Offering Price   Shares    per Share     the Trust (2)
___________________________________                                      ______________   ______    _________     _____________
COMMON STOCKS (CONT'D.):
Financials (4.82%):
ACE           ACE Limited +                                                0.40%             52     $   72.53     $  3,772
Y             Alleghany Corporation *                                      0.22%              6        341.45        2,049
AFG           American Financial Group, Inc.                               0.20%             49         38.87        1,905
AFSI          AmTrust Financial Services, Inc.                             0.10%             32         29.70          950
ANH           Anworth Mortgage Asset Corporation (4)                       0.10%            142          6.69          950
BMO           Bank of Montreal +                                           0.40%             68         56.03        3,810
CMO           Capstead Mortgage Corporation (4)                            0.10%             68         14.00          952
CSH           Cash America International, Inc.                             0.10%             21         45.02          945
CB            The Chubb Corporation                                        0.50%             66         72.23        4,767
CME           CME Group Inc.                                               0.50%             18        263.51        4,743
CYS           CYS Investments Inc. (4)                                     0.10%             67         14.16          949
EZPW          EZCORP, Inc. *                                               0.10%             40         23.55          942
FNF           Fidelity National Financial, Inc.                            0.20%             98         19.32        1,893
FCFS          First Cash Financial Services, Inc. *                        0.10%             24         40.39          969
HTS           Hatteras Financial Corp.  (4)                                0.20%             65         29.24        1,901
KCG           Knight Capital Group, Inc. *                                 0.10%             80         11.85          948
MMC           Marsh & McLennan Companies, Inc.                             0.50%            145         32.66        4,736
MFA           MFA Financial, Inc. (4)                                      0.20%            233          8.13        1,894
MTU           Mitsubishi UFJ Financial Group, Inc. (MUFG) (ADR) +          0.40%            783          4.85        3,798
PRA           ProAssurance Corporation                                     0.20%             21         91.23        1,916
UMBF          UMB Financial Corporation                                    0.10%             18         51.95          935

Health Care (11.19%):
ABC           AmerisourceBergen Corporation                                0.50%            122         38.76        4,729
AZN           AstraZeneca Plc (ADR) +                                      0.40%             84         45.28        3,803
BDX           Becton, Dickinson and Company                                0.50%             63         75.14        4,734
BIIB          Biogen Idec Inc. *                                           0.49%             33        142.46        4,701
BSX           Boston Scientific Corporation *                              0.20%            336          5.65        1,898
BMY           Bristol-Myers Squibb Company                                 0.50%            137         34.61        4,742
CERN          Cerner Corporation *                                         0.50%             58         82.02        4,757
CHE           Chemed Corporation                                           0.10%             15         62.01          930
COO           The Cooper Companies, Inc.                                   0.20%             24         77.52        1,860
COV           Covidien Plc +                                               0.40%             71         53.22        3,779
DVA           DaVita, Inc. *                                               0.20%             20         96.63        1,933
FRX           Forest Laboratories, Inc. *                                  0.20%             53         35.48        1,880
FMS           Fresenius Medical Care AG & Co. KGaA (ADR) +                 0.40%             55         68.92        3,791
HSIC          Henry Schein, Inc. *                                         0.20%             24         77.93        1,870
HUM           Humana Inc.                                                  0.50%             62         76.48        4,742
IDIX          Idenix Pharmaceuticals Inc. *                                0.10%             91         10.42          948

                       Schedule of Investments (cont'd.)

         60/40 Strategic Allocation Portfolio, 3rd Quarter 2012 Series
                                    FT 3616


     At the Opening of Business on the Initial Date of Deposit-July 9, 2012


                                                                         Percentage       Number    Market        Cost of
Ticker Symbol and                                                        of Aggregate     of        Value         Securities to
Name of Issuer of Securities (1)(3)                                      Offering Price   Shares    per Share     the Trust (2)
___________________________________                                      ______________   ______    _________     _____________
COMMON STOCKS (CONT'D.):
Health Care (cont'd.):
LPNT          LifePoint Hospitals, Inc. *                                  0.10%             24     $   39.91     $    958
MGLN          Magellan Health Services, Inc. *                             0.10%             21         45.02          945
MCK           McKesson Corporation                                         0.50%             51         93.52        4,769
MDCO          The Medicines Co. *                                          0.10%             40         23.63          945
MD            MEDNAX, Inc. *                                               0.20%             28         68.52        1,919
MDT           Medtronic, Inc.                                              0.50%            125         37.96        4,745
MWIV          MWI Veterinary Supply, Inc. *                                0.10%              9        106.80          961
NVS           Novartis AG (ADR) +                                          0.40%             68         55.57        3,779
NVO           Novo Nordisk A/S (ADR) +                                     0.40%             26        146.81        3,817
OMI           Owens & Minor, Inc.                                          0.10%             31         30.66          950
PCYC          Pharmacyclics, Inc. *                                        0.20%             32         58.97        1,887
QCOR          Questcor Pharmaceuticals, Inc. *                             0.20%             38         50.23        1,909
RMD           ResMed Inc. *                                                0.20%             62         30.86        1,913
SNY           Sanofi (ADR) +                                               0.40%            103         36.89        3,800
SYK           Stryker Corporation                                          0.50%             89         53.54        4,765
TMO           Thermo Fisher Scientific Inc.                                0.50%             92         51.43        4,732
THOR          Thoratec Corporation *                                       0.10%             28         33.59          941
UTHR          United Therapeutics Corporation *                            0.20%             37         51.96        1,922
UNH           UnitedHealth Group Incorporated                              0.50%             85         55.82        4,745
WLP           WellPoint, Inc.                                              0.50%             79         59.91        4,733

Industrials (7.92%):
ACM           Aecom Technology Corp. *                                     0.10%             56         16.81          941
ATK           Alliant Techsystems Inc.                                     0.10%             19         49.33          937
BECN          Beacon Roofing Supply, Inc. *                                0.10%             36         26.11          940
CHRW          C.H. Robinson Worldwide, Inc.                                0.50%             78         60.51        4,720
CNI           Canadian National Railway Company +                          0.40%             45         84.56        3,805
CUB           Cubic Corporation                                            0.10%             19         48.94          930
CMI           Cummins Inc.                                                 0.50%             49         96.29        4,718
DAL           Delta Air Lines, Inc. *                                      0.20%            173         11.00        1,903
FDX           FedEx Corporation                                            0.50%             52         91.28        4,747
GD            General Dynamics Corporation                                 0.50%             73         65.24        4,762
HCSG          Healthcare Services Group, Inc.                              0.10%             48         19.65          943
HTLD          Heartland Express, Inc.                                      0.10%             66         14.36          948
JBLU          JetBlue Airways Corporation *                                0.10%            170          5.57          947
KBR           KBR, Inc.                                                    0.20%             76         24.83        1,887
LLL           L-3 Communications Holdings, Inc.                            0.20%             26         72.73        1,891
NOC           Northrop Grumman Corporation                                 0.50%             75         63.47        4,760

                       Schedule of Investments (cont'd.)

         60/40 Strategic Allocation Portfolio, 3rd Quarter 2012 Series
                                    FT 3616


     At the Opening of Business on the Initial Date of Deposit-July 9, 2012


                                                                         Percentage       Number    Market        Cost of
Ticker Symbol and                                                        of Aggregate     of        Value         Securities to
Name of Issuer of Securities (1)(3)                                      Offering Price   Shares    per Share     the Trust (2)
___________________________________                                      ______________   ______    _________     _____________
COMMON STOCKS (CONT'D.):
Industrials (cont'd.):
ODFL          Old Dominion Freight Line, Inc. *                            0.20%             43     $   43.95     $  1,890
RTN           Raytheon Company                                             0.50%             85         55.88        4,750
ROL           Rollins, Inc.                                                0.20%             85         22.46        1,909
SEB           Seaboard Corporation *                                       0.23%              1      2,162.00        2,162
TTEK          Tetra Tech, Inc. *                                           0.10%             35         27.30          955
TYC           Tyco International Ltd. +                                    0.40%             72         52.67        3,792
UNF           UniFirst Corporation                                         0.10%             14         67.10          939
UNP           Union Pacific Corporation                                    0.50%             41        116.75        4,787
UAL           United Continental Holdings Inc. *                           0.20%             78         24.24        1,891
UTX           United Technologies Corporation                              0.50%             64         74.09        4,742
VMI           Valmont Industries, Inc.                                     0.20%             15        127.61        1,914
GWW           W.W. Grainger, Inc.                                          0.49%             25        187.77        4,694
WERN          Werner Enterprises, Inc.                                     0.10%             39         24.08          939

Information Technology (8.51%):
ACN           Accenture Plc +                                              0.40%             65         58.44        3,799
ATVI          Activision Blizzard, Inc.                                    0.50%            394         12.04        4,744
AAPL          Apple Inc.                                                   0.51%              8        606.23        4,850
AMAT          Applied Materials, Inc.                                      0.50%            430         11.04        4,747
ASML          ASML Holding N.V. +                                          0.40%             77         49.42        3,805
AVT           Avnet Inc. *                                                 0.20%             60         31.60        1,896
AVX           AVX Corporation                                              0.10%             90         10.54          949
CA            CA Inc.                                                      0.50%            180         26.37        4,747
CACI          CACI International Inc. *                                    0.10%             17         55.93          951
CVG           Convergys Corporation                                        0.10%             63         14.95          942
GLW           Corning Incorporated                                         0.50%            371         12.79        4,745
DBD           Diebold, Incorporated                                        0.20%             51         37.21        1,898
DLB           Dolby Laboratories Inc. *                                    0.20%             47         40.82        1,919
EBAY          eBay Inc. *                                                  0.50%            117         40.41        4,728
SATS          EchoStar Corporation (Class A) *                             0.20%             67         28.36        1,900
IM            Ingram Micro Inc. *                                          0.20%            112         17.01        1,905
IBM           International Business Machines Corporation                  0.50%             25        191.41        4,785
INTU          Intuit Inc.                                                  0.50%             82         57.90        4,748
JKHY          Jack Henry & Associates, Inc.                                0.20%             54         34.97        1,888
LSI           LSI Corporation *                                            0.20%            306          6.20        1,897
MANT          ManTech International Corporation                            0.10%             41         23.40          959
MMS           MAXIMUS, Inc.                                                0.10%             18         52.17          939

                       Schedule of Investments (cont'd.)

         60/40 Strategic Allocation Portfolio, 3rd Quarter 2012 Series
                                    FT 3616


     At the Opening of Business on the Initial Date of Deposit-July 9, 2012


                                                                         Percentage       Number    Market        Cost of
Ticker Symbol and                                                        of Aggregate     of        Value         Securities to
Name of Issuer of Securities (1)(3)                                      Offering Price   Shares    per Share     the Trust (2)
___________________________________                                      ______________   ______    _________     _____________
COMMON STOCKS (CONT'D.):
Information Technology (cont'd.):
ORCL          Oracle Corporation                                           0.50%            162     $   29.20     $  4,730
OSIS          OSI Systems, Inc. *                                          0.10%             15         64.27          964
SWKS          Skyworks Solutions, Inc. *                                   0.20%             72         26.49        1,907
SNX           SYNNEX Corporation *                                         0.10%             28         34.40          963
SYNT          Syntel, Inc.                                                 0.20%             31         60.62        1,879
TECD          Tech Data Corporation *                                      0.10%             20         48.13          963
V             Visa, Inc.                                                   0.50%             38        125.28        4,761
ZBRA          Zebra Technologies Corporation *                             0.10%             28         33.88          949

Materials (2.70%):
ABX           Barrick Gold Corporation +                                   0.40%            103         36.86        3,797
BHP           BHP Billiton Limited (ADR) +                                 0.40%             58         64.95        3,767
CF            CF Industries Holdings, Inc.                                 0.50%             24        196.17        4,708
GORO          Gold Resource Corporation                                    0.10%             37         25.88          958
GG            Goldcorp, Inc. +                                             0.40%            101         37.76        3,814
HL            Hecla Mining Company                                         0.10%            204          4.65          949
MTX           Minerals Technologies Inc.                                   0.10%             15         64.46          967
SXT           Sensient Technologies Corporation                            0.10%             26         36.77          956
SLGN          Silgan Holdings Inc.                                         0.20%             44         42.96        1,890
SYT           Syngenta AG (ADR) +                                          0.40%             56         67.47        3,778

Telecommunication Services (2.00%):
NTT           Nippon Telegraph and Telephone Corporation (ADR) +           0.40%            162         23.50        3,807
DCM           NTT DoCoMo, Inc. (ADR) +                                     0.40%            228         16.64        3,794
TDS           Telephone and Data Systems, Inc.                             0.20%             87         21.70        1,888
TLSYY         Telstra Corporation Limited (ADR) +                          0.40%            199         19.08        3,797
USM           United States Cellular Corporation *                         0.20%             48         39.38        1,890
VOD           Vodafone Group Plc (ADR) +                                   0.40%            135         28.10        3,793

Utilities (2.00%):
IDA           IDACORP, Inc.                                                0.10%             22         42.37          932
NEE           NextEra Energy Inc.                                          0.50%             69         68.30        4,713
NWE           NorthWestern Corporation                                     0.10%             25         37.29          932
PNW           Pinnacle West Capital Corporation                            0.20%             36         52.08        1,875
PNM           PNM Resources Inc.                                           0.10%             48         19.85          953
PEG           Public Service Enterprise Group Incorporated                 0.50%            147         32.19        4,732
XEL           Xcel Energy, Inc.                                            0.50%            166         28.59        4,746

                       Schedule of Investments (cont'd.)

         60/40 Strategic Allocation Portfolio, 3rd Quarter 2012 Series
                                    FT 3616


                       At the Opening of Business on the
                      Initial Date of Deposit-July 9, 2012


                                                                         Percentage       Number    Market        Cost of
Ticker Symbol and                                                        of Aggregate     of        Value         Securities to
Name of Issuer of Securities (1)(3)                                      Offering Price   Shares    per Share     the Trust (2)
___________________________________                                      ______________   ______    _________     _____________
EXCHANGE-TRADED FUNDS (39.98%):
GLJ           iShares 10+ Year Government/Credit Bond Fund                 1.40%            207     $   64.32     $ 13,314
TLH           iShares Barclays 10-20 Year Treasury Bond Fund               1.20%             83        137.85       11,442
TLT           iShares Barclays 20+ Year Treasury Bond Fund                 1.20%             90        127.06       11,435
IEF           iShares Barclays 7-10 Year Treasury Bond Fund                1.20%            105        108.67       11,410
CIU           iShares Barclays Intermediate Credit Bond Fund               1.20%            104        109.28       11,365
MBB           iShares Barclays MBS Fixed-Rate Bond Fund                    1.20%            105        108.61       11,404
TIP           iShares Barclays TIPS Bond Fund                              1.20%             95        120.25       11,424
HYG           iShares iBoxx $ High Yield Corporate Bond Fund               1.99%            208         91.09       18,947
LQD           iShares iBoxx $ InvesTop Investment Grade Corporate
                 Bond Fund                                                 1.60%            128        118.52       15,171
EMB           iShares JPMorgan USD Emerging Markets Bond Fund              1.59%            131        115.58       15,141
PFF           iShares S&P U.S. Preferred Stock Index Fund                  1.60%            388         39.18       15,202
IGOV          iShares S&P/Citigroup International Treasury
                 Bond Fund                                                 1.40%            137         96.99       13,288
EMLC          Market Vectors Emerging Markets Local Currency
                 Bond ETF                                                  1.60%            596         25.50       15,198
HYS           PIMCO 0-5 Year High Yield Corporate Bond
                 Index Fund                                                1.60%            152        100.21       15,232
PCY           PowerShares Emerging Markets Sovereign Debt
                 Portfolio                                                 1.60%            522         29.08       15,180
PGF           PowerShares Financial Preferred Portfolio                    2.00%          1,047         18.14       18,993
PHB           PowerShares Fundamental High Yield Corporate Bond
                 Portfolio                                                 1.60%            807         18.82       15,188
BKLN          PowerShares Senior Loan Portfolio                            1.60%            622         24.43       15,195
CWB           SPDR Barclays Capital Convertible Securities ETF             1.40%            354         37.53       13,286
JNK           SPDR Barclays Capital High Yield Bond ETF                    2.00%            482         39.41       18,996
ITR           SPDR Barclays Capital Intermediate Term Corporate
                 Bond ETF                                                  1.20%            333         34.22       11,395
IPE           SPDR Barclays Capital TIPS ETF                               1.20%            190         59.98       11,396
PSK           SPDR Wells Fargo Preferred Stock ETF                         2.00%            417         45.50       18,973
VCLT          Vanguard Long-Term Corporate Bond ETF                        1.60%            168         90.62       15,224
VMBS          Vanguard Mortgage-Backed Securities ETF                      1.20%            217         52.52       11,397
VCSH          Vanguard Short-Term Corporate Bond ETF                       1.20%            143         79.40       11,354
ELD           WisdomTree Emerging Markets Local Debt Fund                  1.40%            263         50.56       13,297
                                                                         _______                                  ________
                 Total Investments                                       100.00%                                  $949,613
                                                                         =======                                  ========
___________

See "Notes to Schedules of Investments" on page 21.

                            Schedule of Investments

         75/25 Strategic Allocation Portfolio, 3rd Quarter 2012 Series
                                    FT 3616


 At the Opening of Business on the Initial Date of Deposit-July 9, 2012


                                                                         Percentage       Number    Market      Cost of
Ticker Symbol and                                                        of Aggregate     of        Value       Securities to
Name of Issuer of Securities (1)(3)                                      Offering Price   Shares    per Share   the Trust (2)
___________________________________                                      ______________   ______    _________   _____________
COMMON STOCKS (74.98%):
Consumer Discretionary (9.38%):
AAN           Aaron's, Inc.                                                0.25%           69       $   28.13   $  1,941
AAP           Advance Auto Parts, Inc.                                     0.25%           28           69.05      1,933
APOL          Apollo Group, Inc. (Class A) *                               0.25%           53           36.55      1,937
AZO           AutoZone, Inc. *                                             0.61%           13          364.52      4,739
BBBY          Bed Bath & Beyond Inc. *                                     0.63%           78           61.85      4,824
BKE           The Buckle, Inc.                                             0.12%           25           38.47        962
BWLD          Buffalo Wild Wings Inc. *                                    0.12%           11           86.82        955
PLCE          The Children's Place Retail Stores, Inc. *                   0.13%           19           51.70        982
CSTR          Coinstar, Inc. *                                             0.25%           27           70.93      1,915
CMCSA         Comcast Corporation (Class A)                                0.63%          154           31.38      4,832
DV            DeVry, Inc.                                                  0.13%           31           31.51        977
DDS           Dillard's, Inc. (Class A)                                    0.25%           30           64.56      1,937
DLTR          Dollar Tree, Inc. *                                          0.63%           89           54.29      4,832
FDO           Family Dollar Stores, Inc.                                   0.25%           28           69.58      1,948
FL            Foot Locker, Inc.                                            0.25%           62           31.31      1,941
GME           GameStop Corporation (Class A)                               0.25%          106           18.13      1,922
HIBB          Hibbett Sports Inc. *                                        0.12%           16           59.19        947
ICON          Iconix Brand Group, Inc. *                                   0.13%           55           17.54        965
KSS           Kohl's Corporation                                           0.62%          101           47.75      4,823
ORLY          O'Reilly Automotive, Inc. *                                  0.63%           56           86.74      4,857
PETM          PetSmart, Inc.                                               0.25%           28           68.27      1,912
PIR           Pier 1 Imports, Inc.                                         0.13%           58           16.66        966
RCII          Rent-A-Center, Inc.                                          0.13%           28           34.63        970
ROST          Ross Stores, Inc.                                            0.63%           72           67.12      4,833
TXRH          Texas Roadhouse, Inc.                                        0.13%           53           18.26        968
TJX           The TJX Companies, Inc.                                      0.62%          108           44.43      4,798
TSCO          Tractor Supply Company                                       0.25%           23           83.94      1,931
VLKAY         Volkswagen AG (ADR) +                                        0.50%          125           30.89      3,861
WPO           The Washington Post Company (Class B)                        0.24%            5          368.50      1,842

Consumer Staples (9.74%):
SAM           The Boston Beer Company, Inc. *                              0.13%            8          124.39        995
BTI           British American Tobacco Plc (ADR) +                         0.50%           37          104.35      3,861
CASY          Casey's General Stores, Inc.                                 0.25%           32           61.15      1,957
CHD           Church & Dwight Co., Inc.                                    0.25%           34           57.12      1,942
CAG           ConAgra Foods, Inc.                                          0.62%          187           25.72      4,810
COST          Costco Wholesale Corporation                                 0.62%           51           93.68      4,778

                    Schedule of Investments (cont'd.)

      75/25 Strategic Allocation Portfolio, 3rd Quarter 2012 Series
                                 FT 3616


 At the Opening of Business on the Initial Date of Deposit-July 9, 2012


                                                                         Percentage       Number    Market      Cost of
Ticker Symbol and                                                        of Aggregate     of        Value       Securities to
Name of Issuer of Securities (1)(3)                                      Offering Price   Shares    per Share   the Trust (2)
___________________________________                                      ______________   ______    _________   _____________
COMMON STOCKS (CONT'D.):
Consumer Staples (cont'd.):
CVS           CVS Caremark Corporation                                     0.62%          100       $   48.12   $  4,812
DAR           Darling International Inc. *                                 0.12%           58           16.51        958
GMCR          Green Mountain Coffee Roasters, Inc. *                       0.25%           79           24.50      1,935
HTSI          Harris Teeter Supermarkets Inc.                              0.12%           23           41.23        948
HSY           The Hershey Company                                          0.63%           67           72.24      4,840
HRL           Hormel Foods Corporation                                     0.25%           64           29.95      1,917
LANC          Lancaster Colony Corporation                                 0.12%           13           71.93        935
LO            Lorillard, Inc.                                              0.62%           35          136.05      4,762
TAP           Molson Coors Brewing Company                                 0.25%           47           41.00      1,927
MNST          Monster Beverage Corporation *                               0.63%           66           73.47      4,849
NSRGY         Nestle S.A. (ADR) +                                          0.50%           64           59.90      3,834
NUS           Nu Skin Enterprises, Inc. (Class A)                          0.25%           40           48.74      1,950
TSN           Tyson Foods, Inc. (Class A)                                  0.25%          110           17.59      1,935
UN            Unilever N.V. +                                              0.50%          116           33.14      3,844
UNFI          United Natural Foods, Inc. *                                 0.25%           35           54.91      1,922
WAG           Walgreen Co.                                                 0.63%          163           29.62      4,828
WMT           Wal-Mart Stores, Inc.                                        0.63%           68           71.36      4,852
WMK           Weis Markets, Inc.                                           0.12%           21           45.82        962
WFM           Whole Foods Market, Inc.                                     0.63%           51           95.08      4,849

Energy (7.02%):
APA           Apache Corporation                                           0.62%           56           85.53      4,790
BP            BP Plc (ADR) +                                               0.50%           97           39.63      3,844
CRR           CARBO Ceramics Inc.                                          0.13%           13           75.29        979
CVX           Chevron Corporation                                          0.63%           46          105.07      4,833
COP           ConocoPhillips                                               0.62%           88           54.75      4,818
DK            Delek US Holdings, Inc.                                      0.13%           52           18.69        972
XOM           Exxon Mobil Corporation                                      0.63%           57           84.80      4,834
HFC           HollyFrontier Corporation                                    0.25%           53           36.43      1,931
IMO           Imperial Oil Limited +                                       0.50%           92           41.98      3,862
OXY           Occidental Petroleum Corporation                             0.63%           57           85.25      4,859
RDS/A         Royal Dutch Shell Plc (ADR) +                                0.50%           57           67.80      3,865
STO           StatoilHydro ASA (ADR) +                                     0.50%          166           23.27      3,863
TSO           Tesoro Corporation *                                         0.25%           74           25.91      1,917
TOT           Total S.A. (ADR) +                                           0.50%           86           44.57      3,833
UNT           Unit Corporation *                                           0.13%           26           37.47        974
WNR           Western Refining, Inc.                                       0.25%           80           24.09      1,927
INT           World Fuel Services Corporation                              0.25%           50           38.45      1,922

                    Schedule of Investments (cont'd.)

      75/25 Strategic Allocation Portfolio, 3rd Quarter 2012 Series
                                 FT 3616


 At the Opening of Business on the Initial Date of Deposit-July 9, 2012


                                                                         Percentage       Number    Market      Cost of
Ticker Symbol and                                                        of Aggregate     of        Value       Securities to
Name of Issuer of Securities (1)(3)                                      Offering Price   Shares    per Share   the Trust (2)
___________________________________                                      ______________   ______    _________   _____________
Common Stocks (cont'd.):
Financials (6.01%):
ACE           ACE Limited +                                                0.50%           53       $   72.53   $   3,844
Y             Alleghany Corporation *                                      0.27%            6          341.45       2,049
AFG           American Financial Group, Inc.                               0.25%           50           38.87       1,943
AFSI          AmTrust Financial Services, Inc.                             0.12%           32           29.70         950
ANH           Anworth Mortgage Asset Corporation (4)                       0.12%          144            6.69         963
BMO           Bank of Montreal +                                           0.50%           69           56.03       3,866
CMO           Capstead Mortgage Corporation (4)                            0.13%           69           14.00         966
CSH           Cash America International, Inc.                             0.12%           21           45.02         945
CB            The Chubb Corporation                                        0.63%           67           72.23       4,839
CME           CME Group Inc.                                               0.61%           18          263.51       4,743
CYS           CYS Investments Inc. (4)                                     0.12%           68           14.16         963
EZPW          EZCORP, Inc. *                                               0.13%           41           23.55         966
FNF           Fidelity National Financial, Inc.                            0.25%          100           19.32       1,932
FCFS          First Cash Financial Services, Inc. *                        0.13%           24           40.39         969
HTS           Hatteras Financial Corp. (4)                                 0.25%           66           29.24       1,930
KCG           Knight Capital Group, Inc. *                                 0.12%           81           11.85         960
MMC           Marsh & McLennan Companies, Inc.                             0.63%          148           32.66       4,834
MFA           MFA Financial, Inc. (4)                                      0.25%          237            8.13       1,927
MTU           Mitsubishi UFJ Financial Group, Inc. (MUFG) (ADR) +          0.50%          795            4.85       3,856
PRA           ProAssurance Corporation                                     0.25%           21           91.23       1,916
UMBF          UMB Financial Corporation                                    0.13%           19           51.95         987

Health Care (13.96%):
ABC           AmerisourceBergen Corporation                                0.62%          124           38.76       4,806
AZN           AstraZeneca Plc (ADR) +                                      0.50%           85           45.28       3,849
BDX           Becton, Dickinson and Company                                0.62%           64           75.14       4,809
BIIB          Biogen Idec Inc. *                                           0.63%           34          142.46       4,844
BSX           Boston Scientific Corporation *                              0.25%          341            5.65       1,927
BMY           Bristol-Myers Squibb Company                                 0.62%          139           34.61       4,811
CERN          Cerner Corporation *                                         0.63%           59           82.02       4,839
CHE           Chemed Corporation                                           0.13%           16           62.01         992
COO           The Cooper Companies, Inc.                                   0.25%           25           77.52       1,938
COV           Covidien Plc +                                               0.50%           72           53.22       3,832
DVA           DaVita, Inc. *                                               0.25%           20           96.63       1,933
FRX           Forest Laboratories, Inc. *                                  0.25%           54           35.48       1,916
FMS           Fresenius Medical Care AG & Co. KGaA (ADR) +                 0.50%           56           68.92       3,859
HSIC          Henry Schein, Inc. *                                         0.25%           25           77.93       1,948
HUM           Humana Inc.                                                  0.62%           63           76.48       4,818
IDIX          Idenix Pharmaceuticals Inc. *                                0.12%           92           10.42         959

                    Schedule of Investments (cont'd.)

      75/25 Strategic Allocation Portfolio, 3rd Quarter 2012 Series
                                 FT 3616


 At the Opening of Business on the Initial Date of Deposit-July 9, 2012


                                                                         Percentage       Number    Market      Cost of
Ticker Symbol and                                                        of Aggregate     of        Value       Securities to
Name of Issuer of Securities (1)(3)                                      Offering Price   Shares    per Share   the Trust (2)
___________________________________                                      ______________   ______    _________   _____________
COMMON STOCKS (CONT'D.):
Health Care (cont'd.):
LPNT          LifePoint Hospitals, Inc. *                                  0.12%           24       $   39.91   $    958
MGLN          Magellan Health Services, Inc. *                             0.12%           21           45.02        945
MCK           McKesson Corporation                                         0.63%           52           93.52      4,863
MDCO          The Medicines Co. *                                          0.13%           41           23.63        969
MD            MEDNAX, Inc. *                                               0.25%           28           68.52      1,919
MDT           Medtronic, Inc.                                              0.62%          127           37.96      4,821
MWIV          MWI Veterinary Supply, Inc. *                                0.12%            9          106.80        961
NVS           Novartis AG (ADR) +                                          0.50%           69           55.57      3,834
NVO           Novo Nordisk A/S (ADR) +                                     0.49%           26          146.81      3,817
OMI           Owens & Minor, Inc.                                          0.12%           31           30.66        950
PCYC          Pharmacyclics, Inc. *                                        0.25%           33           58.97      1,946
QCOR          Questcor Pharmaceuticals, Inc. *                             0.25%           38           50.23      1,909
RMD           ResMed Inc. *                                                0.25%           62           30.86      1,913
SNY           Sanofi (ADR) +                                               0.50%          105           36.89      3,873
SYK           Stryker Corporation                                          0.62%           90           53.54      4,819
TMO           Thermo Fisher Scientific Inc.                                0.63%           94           51.43      4,834
THOR          Thoratec Corporation *                                       0.13%           29           33.59        974
UTHR          United Therapeutics Corporation *                            0.25%           37           51.96      1,923
UNH           UnitedHealth Group Incorporated                              0.62%           86           55.82      4,800
WLP           WellPoint, Inc.                                              0.62%           80           59.91      4,793

Industrials (9.89%):
ACM           Aecom Technology Corp. *                                     0.12%           57           16.81        958
ATK           Alliant Techsystems Inc.                                     0.13%           20           49.33        987
BECN          Beacon Roofing Supply, Inc. *                                0.13%           37           26.11        966
CHRW          C.H. Robinson Worldwide, Inc.                                0.63%           80           60.51      4,841
CNI           Canadian National Railway Company +                          0.50%           46           84.56      3,890
CUB           Cubic Corporation                                            0.13%           20           48.94        979
CMI           Cummins Inc.                                                 0.62%           50           96.29      4,814
DAL           Delta Air Lines, Inc. *                                      0.25%          175           11.00      1,925
FDX           FedEx Corporation                                            0.63%           53           91.28      4,838
GD            General Dynamics Corporation                                 0.63%           74           65.24      4,828
HCSG          Healthcare Services Group, Inc.                              0.12%           49           19.65        963
HTLD          Heartland Express, Inc.                                      0.12%           67           14.36        962
JBLU          JetBlue Airways Corporation *                                0.12%          173            5.57        964
KBR           KBR, Inc.                                                    0.25%           78           24.83      1,937
LLL           L-3 Communications Holdings, Inc.                            0.25%           26           72.73      1,891
NOC           Northrop Grumman Corporation                                 0.63%           76           63.47      4,824

                    Schedule of Investments (cont'd.)

         75/25 Strategic Allocation Portfolio, 3rd Quarter 2012 Series
                                    FT 3616


     At the Opening of Business on the Initial Date of Deposit-July 9, 2012


                                                                         Percentage       Number    Market      Cost of
Ticker Symbol and                                                        of Aggregate     of        Value       Securities to
Name of Issuer of Securities (1)(3)                                      Offering Price   Shares    per Share   the Trust (2)
___________________________________                                      ______________   ______    _________   _____________
COMMON STOCKS (CONT'D.):
Industrials (cont'd.):
ODFL          Old Dominion Freight Line, Inc. *                            0.25%           44       $   43.95   $  1,934
RTN           Raytheon Company                                             0.62%           86           55.88      4,806
ROL           Rollins, Inc.                                                0.25%           86           22.46      1,932
SEB           Seaboard Corporation *                                       0.28%            1        2,162.00      2,162
TTEK          Tetra Tech, Inc. *                                           0.12%           35           27.30        955
TYC           Tyco International Ltd. +                                    0.50%           73           52.67      3,845
UNF           UniFirst Corporation                                         0.12%           14           67.10        939
UNP           Union Pacific Corporation                                    0.62%           41          116.75      4,787
UAL           United Continental Holdings Inc. *                           0.25%           80           24.24      1,939
UTX           United Technologies Corporation                              0.62%           65           74.09      4,816
VMI           Valmont Industries, Inc.                                     0.25%           15          127.61      1,914
GWW           W.W. Grainger, Inc.                                          0.63%           26          187.77      4,882
WERN          Werner Enterprises, Inc.                                     0.12%           40           24.08        963

Information Technology (10.57%):
ACN           Accenture Plc +                                              0.50%           66           58.44      3,857
ATVI          Activision Blizzard, Inc.                                    0.62%          400           12.04      4,816
AAPL          Apple Inc.                                                   0.63%            8          606.23      4,850
AMAT          Applied Materials, Inc.                                      0.63%          437           11.04      4,824
ASML          ASML Holding N.V. +                                          0.50%           78           49.42      3,855
AVT           Avnet Inc. *                                                 0.25%           61           31.60      1,928
AVX           AVX Corporation                                              0.12%           91           10.54        959
CA            CA Inc.                                                      0.63%          183           26.37      4,826
CACI          CACI International Inc. *                                    0.12%           17           55.93        951
CVG           Convergys Corporation                                        0.12%           64           14.95        957
GLW           Corning Incorporated                                         0.62%          377           12.79      4,822
DBD           Diebold, Incorporated                                        0.25%           52           37.21      1,935
DLB           Dolby Laboratories Inc. *                                    0.25%           47           40.82      1,919
EBAY          eBay Inc. *                                                  0.62%          119           40.41      4,809
SATS          EchoStar Corporation (Class A) *                             0.25%           68           28.36      1,928
IM            Ingram Micro Inc. *                                          0.25%          113           17.01      1,922
IBM           International Business Machines Corporation                  0.62%           25          191.41      4,785
INTU          Intuit Inc.                                                  0.62%           83           57.90      4,806
JKHY          Jack Henry & Associates, Inc.                                0.25%           55           34.97      1,923
LSI           LSI Corporation *                                            0.25%          311            6.20      1,928
MANT          ManTech International Corporation                            0.12%           41           23.40        959
MMS           MAXIMUS, Inc.                                                0.13%           19           52.17        991

                    Schedule of Investments (cont'd.)

         75/25 Strategic Allocation Portfolio, 3rd Quarter 2012 Series
                                    FT 3616


     At the Opening of Business on the Initial Date of Deposit-July 9, 2012


                                                                         Percentage       Number    Market      Cost of
Ticker Symbol and                                                        of Aggregate     of        Value       Securities to
Name of Issuer of Securities (1)(3)                                      Offering Price   Shares    per Share   the Trust (2)
___________________________________                                      ______________   ______    _________   _____________
COMMON STOCKS (CONT'D.):
Information Technology (cont'd.):
ORCL          Oracle Corporation                                           0.62%          165       $   29.20   $  4,818
OSIS          OSI Systems, Inc. *                                          0.12%           15           64.27        964
SWKS          Skyworks Solutions, Inc. *                                   0.25%           73           26.49      1,934
SNX           SYNNEX Corporation *                                         0.12%           28           34.40        963
SYNT          Syntel, Inc.                                                 0.25%           32           60.62      1,940
TECD          Tech Data Corporation *                                      0.12%           20           48.13        963
V             Visa, Inc.                                                   0.62%           38          125.28      4,761
ZBRA          Zebra Technologies Corporation *                             0.12%           28           33.88        949

Materials (3.38%):
ABX           Barrick Gold Corporation +                                   0.50%          105           36.86      3,870
BHP           BHP Billiton Limited (ADR) +                                 0.50%           59           64.95      3,832
CF            CF Industries Holdings, Inc.                                 0.64%           25          196.17      4,904
GORO          Gold Resource Corporation                                    0.12%           37           25.88        958
GG            Goldcorp, Inc. +                                             0.50%          102           37.76      3,852
HL            Hecla Mining Company                                         0.12%          207            4.65        963
MTX           Minerals Technologies Inc.                                   0.13%           15           64.46        967
SXT           Sensient Technologies Corporation                            0.12%           26           36.77        956
SLGN          Silgan Holdings Inc.                                         0.25%           45           42.96      1,933
SYT           Syngenta AG (ADR) +                                          0.50%           57           67.47      3,846

Telecommunication Services (2.50%):
NTT           Nippon Telegraph and Telephone Corporation (ADR) +           0.50%          164           23.50      3,854
DCM           NTT DoCoMo, Inc. (ADR) +                                     0.50%          232           16.64      3,860
TDS           Telephone and Data Systems, Inc.                             0.25%           89           21.70      1,931
TLSYY         Telstra Corporation Limited (ADR) +                          0.50%          202           19.08      3,854
USM           United States Cellular Corporation *                         0.25%           49           39.38      1,930
VOD           Vodafone Group Plc (ADR) +                                   0.50%          137           28.10      3,850

Utilities (2.53%):
IDA           IDACORP, Inc.                                                0.13%           23           42.37        974
NEE           NextEra Energy Inc.                                          0.63%           71           68.30      4,849
NWE           NorthWestern Corporation                                     0.13%           26           37.29        970
PNW           Pinnacle West Capital Corporation                            0.25%           37           52.08      1,927
PNM           PNM Resources Inc.                                           0.13%           49           19.85        973
PEG           Public Service Enterprise Group Incorporated                 0.63%          150           32.19      4,828
XEL           Xcel Energy, Inc.                                            0.63%          169           28.59      4,832

                    Schedule of Investments (cont'd.)

         75/25 Strategic Allocation Portfolio, 3rd Quarter 2012 Series
                                    FT 3616


                       At the Opening of Business on the
                      Initial Date of Deposit-July 9, 2012


                                                                         Percentage       Number    Market      Cost of
Ticker Symbol and                                                        of Aggregate     of        Value       Securities to
Name of Issuer of Securities (1)(3)                                      Offering Price   Shares    per Share   the Trust (2)
___________________________________                                      ______________   ______    _________   _____________
EXCHANGE-TRADED FUNDS (25.02%):
GLJ           iShares 10+ Year Government/Credit Bond Fund                 0.88%          105       $   64.32   $  6,754
TLH           iShares Barclays 10-20 Year Treasury Bond Fund               0.75%           42          137.85      5,790
TLT           iShares Barclays 20+ Year Treasury Bond Fund                 0.76%           46          127.06      5,845
IEF           iShares Barclays 7-10 Year Treasury Bond Fund                0.75%           53          108.67      5,759
CIU           iShares Barclays Intermediate Credit Bond Fund               0.75%           53          109.28      5,792
MBB           iShares Barclays MBS Fixed-Rate Bond Fund                    0.75%           53          108.61      5,756
TIP           iShares Barclays TIPS Bond Fund                              0.75%           48          120.25      5,772
HYG           iShares iBoxx $ High Yield Corporate Bond Fund               1.25%          106           91.09      9,656
LQD           iShares iBoxx $ InvesTop Investment Grade Corporate
                 Bond Fund                                                 1.00%           65          118.52      7,704
EMB           iShares JPMorgan USD Emerging Markets Bond Fund              1.00%           67          115.58      7,744
PFF           iShares S&P U.S. Preferred Stock Index Fund                  1.00%          197           39.18      7,718
IGOV          iShares S&P/Citigroup International Treasury Bond Fund       0.88%           70           96.99      6,789
EMLC          Market Vectors Emerging Markets Local Currency
                 Bond ETF                                                  1.00%          302           25.50      7,701
HYS           PIMCO 0-5 Year High Yield Corporate Bond
                 Index Fund                                                1.00%           77          100.21      7,716
PCY           PowerShares Emerging Markets Sovereign Debt
                 Portfolio                                                 1.00%          265           29.08      7,706
PGF           PowerShares Financial Preferred Portfolio                    1.25%          532           18.14      9,650
PHB           PowerShares Fundamental High Yield Corporate Bond
                 Portfolio                                                 1.00%          410           18.82      7,716
BKLN          PowerShares Senior Loan Portfolio                            1.00%          316           24.43      7,720
CWB           SPDR Barclays Capital Convertible Securities ETF             0.88%          180           37.53      6,755
JNK           SPDR Barclays Capital High Yield Bond ETF                    1.25%          245           39.41      9,655
ITR           SPDR Barclays Capital Intermediate Term Corporate
                 Bond ETF                                                  0.75%          169           34.22      5,783
IPE           SPDR Barclays Capital TIPS ETF                               0.75%           96           59.98      5,758
PSK           SPDR Wells Fargo Preferred Stock ETF                         1.25%          212           45.50      9,646
VCLT          Vanguard Long-Term Corporate Bond ETF                        1.00%           85           90.62      7,703
VMBS          Vanguard Mortgage-Backed Securities ETF                      0.75%          110           52.52      5,777
VCSH          Vanguard Short-Term Corporate Bond ETF                       0.75%           73           79.40      5,796
ELD           WisdomTree Emerging Markets Local Debt Fund                  0.87%          133           50.56      6,724
                                                                         _______                                ________
                 Total Investments                                       100.00%                                $771,605
                                                                         =======                                ========

___________

See "Notes to Schedules of Investments" on page 21.

Page 20


                    NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on July 9, 2012. Such purchase contracts are expected to settle within three business days.

(2) The cost of the Securities to the Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of over-the-counter traded Securities at the Evaluation Time on the business day prior to the Initial Date of Deposit). The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. In accordance with Accounting Standards Codification 820, "Fair Value Measurements and Disclosures," each Trust's investments are classified as Level 1, which refers to securities traded in an active market. The cost of the Securities to the Sponsor and the Sponsor's loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to the Trust) are set forth below:

                                                                 Cost of Securities   Profit
                                                                 to Sponsor           (Loss)
                                                                 ___________          ________
60/40 Strategic Allocation Portfolio, 3rd Quarter 2012 Series    $   949,993          $  (380)
75/25 Strategic Allocation Portfolio, 3rd Quarter 2012 Series        771,786             (181)

(3) Common Stocks comprise approximately 60.02% of the investments in 60/40 Strategic Allocation Portfolio, 3rd Quarter 2012 Series and approximately 74.98% of the investments in 75/25 Strategic Allocation Portfolio, 3rd Quarter 2012 Series, broken down by country as set forth below:

     60/40 Strategic Allocation                    75/25 Strategic Allocation
 Portfolio, 3rd Quarter 2012 Series            Portfolio, 3rd Quarter 2012 Series

  Australia                  0.80%              Australia                  1.00%
  Canada                     2.00%              Canada                     2.50%
  Denmark                    0.40%              Denmark                    0.49%
  France                     0.80%              France                     1.00%
  Germany                    0.80%              Germany                    1.00%
  Ireland                    0.80%              Ireland                    1.00%
  Japan                      1.20%              Japan                      1.50%
  The Netherlands            0.80%              The Netherlands            1.00%
  Norway                     0.40%              Norway                     0.50%
  Switzerland                2.00%              Switzerland                2.50%
  United Kingdom             2.00%              United Kingdom             2.50%
  United States             48.02%              United States             59.99%

(4) This Security represents the common stock of a Real Estate Investment Trust ("REIT"). REITs comprise approximately 0.70% of the investments in 60/40 Strategic Allocation Portfolio, 3rd Quarter 2012 Series and approximately 0.87% of the investments in 75/25 Strategic Allocation Portfolio, 3rd Quarter 2012 Series.

+ This Security represents the common stock of a foreign company which trades directly, or through an American Depositary Receipt ("ADR"), on a U.S. national securities exchange.

*  This Security represents a non-income producing security.

                       The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 3616, consists of two separate portfolios set forth below:

- 60/40 Strategic Allocation Port. 3Q '12 - Term 10/16/13
  (60/40 Strategic Allocation Portfolio, 3rd Quarter 2012 Series)
- 75/25 Strategic Allocation Port. 3Q '12 - Term 10/16/13
  (75/25 Strategic Allocation Portfolio, 3rd Quarter 2012 Series)

Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P., as Sponsor, The Bank of New York Mellon as Trustee, FTP Services LLC ("FTPS") as FTPS Unit Servicing Agent and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE SPONSOR AT 1-800-621-1675, EXT. 1.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited portfolios of Common Stocks and ETFs with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in a Trust, or cash (including a letter of credit or the equivalent) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in "Schedule of Investments" for each Trust), adjusted to reflect the sale, redemption or liquidation of any of the Securities or any stock split or a merger or other similar event affecting the issuer of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in a Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trusts pay the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for a Trust to buy Securities. If we or an affiliate of ours act as agent to a Trust we will be subject to the restrictions under the Investment
Company Act of 1940, as amended (the "1940 Act").

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may be periodically sold under certain circumstances to satisfy Trust obligations, to meet redemption requests and, as described in "Removing Securities from a Trust," to maintain the sound investment character of a Trust, and the proceeds received by a Trust will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trusts. As the holder of the Securities, the Trustee will vote the Securities and will endeavor to vote the Securities such that the Securities are voted as closely as possible in the same manner and the same general proportion as are the Securities held by owners other than such Trust.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.

                        Portfolios

Objective.

Each Trust seeks above-average total return. When you invest in a Trust you are purchasing a quality portfolio of attractive common stocks and fixed-income ETFs in one convenient purchase. While the Trusts seek above-average total return, each follows a different investment strategy. We cannot guarantee that a Trust will achieve its objective or that a Trust will make money once expenses are deducted.

The composition of the Trusts on the Initial Date of Deposit is as follows:

           60/40 Strategic Allocation Portfolio

- Approximately 15.00% common stocks which comprise the Large-Cap Growth
Strategy;

- Approximately 15.00% common stocks which comprise the Large-Cap Value
Strategy;

- Approximately 6.00% common stocks which comprise the Mid-Cap Growth
Strategy;

- Approximately 6.00% common stocks which comprise the Mid-Cap Value
Strategy;

- Approximately 3.00% common stocks which comprise the Small-Cap Growth
Strategy;

- Approximately 3.00% common stocks which comprise the Small-Cap Value
Strategy;

- Approximately 12.00% common stocks which comprise the International Strategy; and

- Approximately 40.00% fixed-income Exchange-Traded Funds.

           75/25 Strategic Allocation Portfolio

- Approximately 18.75% common stocks which comprise the Large-Cap Growth
Strategy;

- Approximately 18.75% common stocks which comprise the Large-Cap Value
Strategy;

- Approximately 7.50% common stocks which comprise the Mid-Cap Growth
Strategy;

- Approximately 7.50% common stocks which comprise the Mid-Cap Value
Strategy;

- Approximately 3.75% common stocks which comprise the Small-Cap Growth
Strategy;

- Approximately 3.75% common stocks which comprise the Small-Cap Value
Strategy;

- Approximately 15.00% common stocks which comprise the International Strategy; and

- Approximately 25.00% fixed-income Exchange-Traded Funds.

Investors have long recognized the importance of balancing risk and creating diversification by dividing assets among major asset categories such as stocks and bonds. Finding the right mix of investments is a key factor to successful investing. Because different investments often react differently to economic and market changes, diversifying among investments that focus on different areas of the market primarily helps to reduce volatility and also has the potential to enhance your returns. We believe there are three hallmarks to a successful long-term investment plan-asset allocation, diversification and rebalancing.

The Importance of Asset Allocation.

Perhaps the most important investment decision is not the specific investments that are selected, it's the manner in which the assets are allocated. Asset allocation is the process of developing a diversified investment portfolio by combining different assets in varying proportions. Spreading capital across a range of investments within each major asset class makes your portfolio less dependent on the performance of any single type of investment. Studies have shown that the number one factor contributing to a portfolio's performance is asset class selection and not security selection.*

                    Contributing Factors to
               Portfolio Performance Variation*

     Factor                                        Impact
     ----------------------------------------------------
     Asset Allocation Policy                       91.5%
     Market Timing                                  1.8%
     Security Selection                             4.6%
     Other                                          2.1%

* Source: The study, "Determinants of Portfolio Performance," by Gary P. Brinson, L. Randolph Hood, and Gilbert L. Beebower, was published in the July/August 1986 edition of the Financial Analysts Journal. This study was updated by Brinson, Brian D. Singer, and Beebower in the May/June 1991 edition of the Financial Analysts Journal. The update analyzed quarterly data from 82 large U.S. pension plans over the period 1977-1987. Past performance is no guarantee of future results.

Why Diversify?

Diversification makes your portfolio less dependent on the performance of any single asset class. A study by Ibbotson Associates has shown that over the period 1991-2010 the performance of any given asset class can have drastic changes from year to year, making it nearly impossible, even for the most astute investors, to accurately predict the best combination of asset classes to maximize returns and minimize risk.

The Relationship Between Risk and Return of Stocks & Bonds.

As risk increases in an investment portfolio so do the return expectations. Investors can manage their risk tolerance through asset allocation and by selecting investments that meet their risk/return expectations. Effective asset allocation requires combining assets with low correlations-that is, those that have performed differently over varying market conditions. Investing in assets with low to negative correlation can reduce the overall volatility and risk within your portfolio and may also help to improve portfolio performance.

Studies by Bloomberg and Barclays Capital over the 30-year period from 1981 to 2010 found that as a portfolio's asset allocation mix shifts from 100% bonds to 100% stocks both the portfolio's average annual total return and standard deviation increase. Standard deviation is a measure of price variability. The higher the standard deviation, the greater the variability (and thus risk) of the investment returns.

Rebalance to Avoid Unnecessary Risk.

According to the College For Financial Planning, less than 45% of investors actively rebalance their portfolios after the initial allocation. Over time, the asset mix in a portfolio can begin to drift from its original allocation. If an asset class performs well for an extended period of time, it can grow to become a higher percentage of a portfolio and subsequently have a much higher impact on the intended overall risk and return of the portfolio going forward. Rebalancing can be a crucial element to helping reduce risk while ensuring a portfolio remains aligned with an investor's intended investment plan.

With the Strategic Allocation Portfolios, rebalancing is simple. When a Trust terminates, investors have the option to reinvest their proceeds, at a reduced sales charge, into a new, rebalanced and reconstituted portfolio. It is important to note that rebalancing may cause a taxable event unless Units of the Trusts are purchased in an IRA or other qualified plan.

A Tactical Approach to Security Selection.

Because stock prices are subject to factors that can make them deviate from a company's true value, we believe evaluating each company based on time-tested fundamental measures is key to achieving a higher rate of long-term success. Our approach to selecting stocks is based on a proprietary rules-based selection process which is consistently applied to the Trusts. This process embodies key elements of our investment philosophy by focusing on financial measures that are least susceptible to accounting distortions and erroneous corporate guidance.

When selecting stocks for the Trusts we apply a proprietary rules-based selection process which analyzes stocks to assess valuations based on multiple factors. Our goal is to identify stocks which exhibit the fundamental characteristics that enable them to provide the greatest potential for capital appreciation. This process is unique and represents a critical point of differentiation from indexing and other management styles. Although the Common Stocks contained in the Trusts meet the stated style and capitalization characterization as of three business days prior to the date of this prospectus, market fluctuations after that date may change a particular Common Stock's classification or result in a shift in a Trust's style or capitalization characterization.

The first step in our selection process is to establish a universe of stocks from which the portfolios will be selected. The universe is identified as of three business days prior to the Initial Date of Deposit and divided into seven distinct styles consisting of six domestic equity asset classes and one international equity asset class.

The domestic universe is established by identifying the 3,000 largest U.S. stocks (excluding limited partnerships, royalty trusts, registered investment companies and business development companies) and then separating them into large-cap (largest 10%), mid-cap (next 20%) and small-cap (remaining 70%). The stocks in each group are then divided evenly between growth and value by their price-to-book ratios to establish the universe of stocks eligible for selection from within each asset class. In the case of the small-cap universe, only the 250 largest stocks with a minimum average daily trading volume of $1,000,000 are included to ensure sufficient liquidity. The international universe consists of the 100 largest companies from developed nations whose shares are either directly listed, or are in the form of ADRs which are listed, on a U.S. securities exchange.

We then rank the stocks within each of the seven universes based on a multi-factor model. Half of a stock's ranking is based on a risk model and the remaining half is based on a model which is determined by their style designation. Value and international stocks are ranked on one model while growth stocks are ranked using a separate model.

Stock Selection Factors.

   Risk Model
   -  Debt to equity
   -  Beta
   -  Earnings variability

   Value & International Model
   -  Price to book
   -  Price to cash flow
   -  Return on assets
   -  Price appreciation

   Growth Model
   -  Price to sales
   -  Price to cash flow
   -  Change in return on assets
   -  Price appreciation

The 30 stocks with the best overall ranking from each of the seven style classes are selected for the Trusts, subject to a maximum of six stocks from any one of the ten major market sectors.

What is an ETF? ETFs offer investors the opportunity to buy and sell an entire basket of securities with a single transaction throughout the trading day. ETFs combine the benefits of an index mutual fund with the convenience and trading flexibility of stocks. Below is a list of other benefits to investing in ETFs.

 - Diversification: ETFs hold a basket of securities which helps to mitigate single issuer risk.

 - Transparency: ETF holdings are available daily so investors know what they own.

 - Tax Efficiency: The ETF structure allows for increased tax efficiency.

 - Fully Invested: Unlike a traditional mutual fund, ETFs do not need to hold cash in order to satisfy investor redemptions which allows them to better adhere to their investment objective.

ETF Selection.

The fixed-income ETFs were selected by our research department based on a number of factors including, but not limited to, the size and liquidity of the ETF, the current dividend yield of the ETF, the quality and character of the fixed-income securities held by the ETF, and the expense ratio of the ETF, while attempting to limit the overlap of the securities held by the ETFs. The Trusts invest in a range of fixed-income ETFs, including general bond ETFs, investment grade bond ETFs, high-yield bond ETFs, U.S. government bond ETFs, U.S. mortgage bond ETFs and world income ETFs.

Please note that we applied the strategies which make up a portion of the portfolio for each Trust at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying each strategy on the Initial Date of Deposit. This is true even if a later application of a strategy would have resulted in the selection of different securities. In addition, companies which, based on publicly available information as of the date the Securities were selected, are the subject of an announced business combination which we expect will happen within six months of the date of this prospectus have been excluded from the universe of securities from which each Trust's Securities are selected.

The Securities for each of the strategies were selected as of a strategy's selection date using closing market prices on such date or, if a particular market was not open for trading on such date, closing market prices on the day immediately prior to the strategy's selection date in which such market was open. In addition, companies which, based on publicly available information on or before their respective selection date, are subject to any of the limited circumstances which warrant removal of a Security from a Trust as described under "Removing Securities from a Trust" have been excluded from the universe of securities from which each Trust's Securities are selected.

From time to time in the prospectus or in marketing materials we may identify a portfolio's style and capitalization characteristics to describe a trust. These characteristics are designed to help you better understand how a Trust may fit into your overall investment plan. These characteristics are determined by the Sponsor as of the Initial Date of Deposit and, due to changes in the value of the Common Stocks, may vary thereafter. In addition, from time to time, analysts and research professionals may apply different criteria to determine a Common Stock's style and capitalization characteristics, which may result in designations which differ from those arrived at by the Sponsor. In general, growth stocks are those with high relative price-to-book ratios while value stocks are those with low relative price-to-book ratios. At least 65% of the stocks in a trust on the trust's initial date of deposit must fall into either the growth or value category for a trust itself to receive the designation. Trusts that do not meet this criteria are designated as blend trusts. In determining market capitalization characteristics, we analyze the market capitalizations of the 3,000 largest stocks in the United States (excluding foreign securities, ADRs, limited partnerships and regulated investment companies). Companies with market capitalization among the largest 10% are considered Large-Cap securities, the next 20% are considered Mid-Cap securities and the remaining securities are considered Small-Cap securities. Both the weighted average market capitalization of a trust and at least half of the Common Stocks in a trust must be classified as either Large-Cap, Mid-Cap or Small-Cap in order for a trust to be designated as such. Trusts, however, may contain individual stocks that do not fall into its stated style or market capitalization designation.

Of course, as with any similar investments, there can be no assurance that the objective of a Trust will be achieved. See "Risk Factors" for a discussion of the risks of investing in a Trust.

                       Risk Factors

Price Volatility. The Trusts invest in Common Stocks and ETFs. The value of a Trust's Units will fluctuate with changes in the value of these Securities.

Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time, especially the relatively short 15-month life of the Trusts, or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Current Economic Conditions. The National Bureau of Economic Research announced that the U.S. economy's recession which began in December 2007 technically ended in June 2009. Despite this announcement, economic activity remains below average levels, the United States continues to experience increased unemployment and stock markets remain below pre-recession levels. The recession began with problems in the housing and credit markets, many of which were caused by defaults on "subprime" mortgages and mortgage-backed securities, eventually leading to the failures of some large financial institutions and has negatively impacted all sectors of the economy. The current economic crisis has also affected the global economy with European and Asian markets suffering historic losses. Due to the current state of uncertainty in the economy, the value of the Securities held by the Trust may be subject to steep declines or increased volatility due to changes in performance or perception of the issuers. Extraordinary steps have been taken by the governments of several leading economic countries to combat the economic crisis; however, the impact of these measures is not yet known and cannot be predicted.

On August 5, 2011, Standard & Poor's Ratings Services lowered its long-term sovereign credit rating on the United States of America to "AA+" from "AAA." In reaching its decision, Standard & Poor's cited the prolonged controversy over raising the statutory debt ceiling and the related fiscal policy debate and their belief that further near-term progress containing the growth in public spending, especially on entitlements, or on reaching an agreement on revenues is less likely than they previously assumed. The impact of the downgrade of the U.S. long-term sovereign credit rating by Standard & Poor's is uncertain, but will likely lead to increased interest rates and volatility in the short-term.

Distributions. As stated under "Summary of Essential Information," the Trusts will generally make monthly distributions of income. The ETFs held by the Trusts make distributions on a monthly or quarterly basis. As a result of changing interest rates, refundings, sales or defaults on the underlying securities held by the ETFs, and other factors, there is no guarantee that distributions will either remain at current levels or increase over time. There is also no guarantee that the issuers of the Common Stocks will declare dividends in the future or that, if declared, they will either remain at current levels or increase over time.

Strategy. Please note that we applied the strategies which make up a portion of the portfolio for each Trust at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying each strategy on the Initial Date of Deposit. This is true even if a later application of a strategy would have resulted in the selection of different securities. There is no guarantee the investment objective of a Trust will be achieved. Because the Trusts are unmanaged and follow a strategy, the Trustee will not buy or sell Securities in the event a strategy is not achieving the desired results.

Exchange-Traded Funds. The Trusts invest in shares of ETFs. ETFs are investment pools that hold other securities. The ETFs in the Trusts are passively-managed index funds that seek to replicate the performance or composition of a recognized securities index. The ETFs held by the Trusts are either open-end management investment companies or unit investment trusts registered under the 1940 Act. Unlike typical open-end funds or unit investment trusts, ETFs generally do not sell or redeem their individual shares at net asset value. ETFs generally sell and redeem shares in large blocks (often known as "Creation Units"); however, the Sponsor does not intend to sell or redeem ETFs in this manner. In addition, securities exchanges list ETF shares for trading, which allows investors to purchase and sell individual ETF shares at current market prices throughout the day. The Trusts will purchase and sell ETF shares on these securities exchanges. ETFs therefore possess characteristics of traditional open-end funds and unit investment trusts, which issue redeemable shares, and of corporate common stocks or closed-end funds, which generally issue shares that trade at negotiated prices on securities exchanges and are not redeemable. ETFs are subject to various risks, including management's ability to meet the fund's investment objective, and to manage the fund's portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors' perceptions regarding ETFs or their underlying investments change. The Trusts and the underlying funds have management and operating expenses. You will bear not only your share of your Trust's expenses, but also the expenses of the underlying funds. By investing in other funds, a Trust incurs greater expenses than you would incur if you invested directly in the funds.

Shares of ETFs may trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of the ETF shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

Index Correlation Risk. Index correlation risk is the risk that the performance of an ETF will vary from the actual performance of the fund's target index, known as "tracking error." This can happen due to transaction costs, market impact, corporate actions (such as mergers and spin-offs) and timing variances. Some ETFs use a technique called "representative sampling," which means that the ETF invests in a representative sample of securities in its target index rather than all of the index securities. This could increase the risk of a tracking error.

Common Stocks. Common stocks represent a proportional share of ownership in a company. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as the market volatility recently exhibited, or when political or economic events affecting the issuers occur. Common stock prices may also be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Growth Investing Risk. Certain of the Common Stocks held by the Trusts are issued by companies which, based upon their higher than average price/book ratios, we believe will experience greater earnings growth rates relative to other companies in the same industry or the economy as a whole. Securities of growth companies may be more volatile than other stocks. If the perception of a company's growth potential is not realized, the securities purchased may not perform as expected, reducing the Trust's return. In addition, because different types of stocks tend to shift in and out of favor depending on market and economic conditions, "growth" stocks may perform differently from the market as a whole and other types of securities.

Value Investing Risk. Certain of the Common Stocks held by the Trusts are issued by companies which, based upon their lower than average price/book ratios, we believe to be undervalued or inexpensive relative to other companies in the same industry or the economy as a whole. These Common Stocks were generally selected on the basis of an issuer's business and economic fundamentals or the securities' current and projected credit profiles, relative to current market price. Such securities are subject to the risk of misestimating certain fundamental factors and will generally underperform during periods when value style investments are "out of favor."

Investment Style. Although the Common Stocks contained in the Trusts meet the stated style, capitalization, and investment objective of the Trusts as of the date the Securities were selected, market fluctuations after this date may change a particular Common Stocks's classification. Common Stocks will not generally be removed from the Trusts as a result of market fluctuations.

Investment Grade Bonds. Certain of the ETFs in the Trusts invest in investment grade corporate bonds. The value of these bonds will decline with increases in interest rates, not only because increases in rates generally decrease values, but also because increased rates may indicate an economic slowdown. An economic slowdown, or a reduction in an issuer's creditworthiness, may result in the issuer being unable to maintain earnings at a level sufficient to maintain interest and principal payments.

U.S. Treasury Obligations. Certain of the ETFs in the Trusts invest in U.S. Treasury obligations. U.S. Treasury obligations are direct obligations of the United States which are backed by the full faith and credit of the United States. U.S. Treasury obligations are generally not affected by credit risk, but are subject to changes in market value resulting from changes in interest rates. The value of U.S. Treasury obligations will be adversely affected by decreases in bond prices and increases in interest rates, not only because increases in interest rates generally decrease values, but also because increased interest rates may indicate an economic slowdown.

Treasury Inflation-Protected Securities. Certain of the ETFs in the Trusts invest in Treasury Inflation-Protected Securities ("TIPS"). TIPS are inflation-indexed fixed-income securities issued by the U.S. Department of Treasury that utilize an inflation mechanism tied to the Consumer Price Index ("CPI"). TIPS are backed by the full faith and credit of the United States. TIPS are offered with coupon interest rates lower than those of nominal rate Treasury securities. The coupon interest rate remains fixed throughout the term of the securities. However, each day the principal value of the TIPS is adjusted based upon a pro-rata portion of the CPI as reported three months earlier. Future interest payments are made based upon the coupon interest rate and the adjusted principal value. In a falling inflationary environment, both interest payments and the value of the TIPS will decline.


High-Yield Securities. Certain of the ETFs in the Trusts, representing approximately 10.38% of the 60/40 Strategic Allocation Portfolio, 3rd Quarter 2012 Series and approximately 6.50% of the 75/25 Strategic Allocation Portfolio, 3rd Quarter 2012 Series on the Initial Date of Deposit, invest a majority of their assets in securities rated below investment grade by one or more rating agencies (high-yield securities or "junk" bonds). Certain of the other ETFs held by the Trusts may also invest a portion of their assets in high-yield securities. High-yield, high-risk securities are subject to greater market fluctuations and risk of loss than securities with higher investment ratings. The value of these securities will decline significantly with increases in interest rates, not only because increases in rates generally decrease values, but also because increased rates may indicate an economic slowdown. An economic slowdown, or a reduction in an issuer's creditworthiness, may result in the issuer being unable to maintain earnings at a level sufficient to maintain interest and principal payments.


High-yield securities or "junk" bonds, the generic names for securities rated below "BBB-" by Standard & Poor's or below "Baa3" by Moody's, are frequently issued by corporations in the growth stage of their development or by established companies that are highly leveraged or whose operations or industries are depressed. Obligations rated below "BBB-" should be considered speculative as these ratings indicate a quality of less than investment grade, and therefore carry an increased risk of default as compared to investment grade issues. Because high-yield securities are generally subordinated obligations and are perceived by investors to be riskier than higher rated securities, their prices tend to fluctuate more than higher rated securities and are affected by short-term credit developments to a greater degree.

The market for high-yield securities is smaller and less liquid than that for investment grade securities. High-yield securities are generally not listed on a national securities exchange but trade in the over-the-counter markets. Due to the smaller, less liquid market for high-yield securities, the bid-offer spread on such securities is generally greater than it is for investment grade securities and the purchase or sale of such securities may take longer to complete.


Preferred Securities. Certain of the ETFs held by the Trusts invest in preferred securities. Preferred securities typically are issued as preferred stock or trust preferred securities. Preferred stocks are unique securities that combine some of the characteristics of both common stocks and bonds. Preferred stocks generally pay a fixed rate of return and are sold on the basis of current yield, like bonds. However, because they are equity securities, preferred stocks provide equity ownership of a company and the income is paid in the form of dividends. Preferred stocks typically have a yield advantage over common stocks as well as comparably-rated fixed income investments. Preferred stocks are typically subordinated to bonds and other debt instruments in a company's capital structure, in terms of priority to corporate income, and therefore will be subject to greater credit risk than those debt instruments.

Trust preferred securities are limited-life preferred securities typically issued by corporations, generally in the form of interest-bearing notes or preferred securities, or by an affiliated business trust of a corporation, generally in the form of beneficial interests in subordinated debentures or similarly structured securities. Dividend payments of the trust preferred securities generally coincide with interest payments on the underlying obligations. Trust preferred securities generally have a yield advantage over traditional preferred stocks, but unlike preferred stocks, distributions are treated as interest rather than dividends for federal income tax purposes and therefore, are not eligible for the dividends received deduction. Trust preferred securities prices fluctuate for several reasons including changes in investors' perception of the financial condition of an issuer or the general condition of the market for trust preferred securities, or when political or economic events affecting the issuers occur. Trust preferred securities are also sensitive to interest rate fluctuations, as the cost of capital rises and borrowing costs increase in a rising interest rate environment and the risk that a trust preferred security may be called for redemption in a falling interest rate environment. Trust preferred securities are also subject to unique risks which include the fact that dividend payments will only be paid if interest payments on the underlying obligations are made, which interest payments are dependent on the financial condition of the issuer and may be deferred for up to 20 consecutive quarters. During any deferral period, investors are generally taxed as if a Trust had received current income. In such a case, Unit holders will have income taxes due prior to receiving cash distributions to pay such taxes. In addition, the underlying obligations, and thus the trust preferred securities, may be prepaid after a stated call date or as a result of certain tax or regulatory events. Preferred securities are typically subordinated to bonds and other debt instruments in a company's capital structure, in terms of priority to corporate income, and therefore will be subject to greater credit risk than those debt instruments.

Recent legislation under the Dodd-Frank Wall Street Reform and Consumer Protection Act, and related changes to international banking regulations issued by the Basel Committee on Banking Supervision, may affect the value of, and/or result in the early redemption of, certain of the trust preferred securities held by the Trusts. This new regulatory scheme eliminates trust preferred securities from the definition of assets eligible to be treated as "Tier 1" capital on the balance sheets of U.S. and non-U.S. banks and thrifts. This reclassification may prompt such banks and thrifts that issued trust preferred securities that were included in their Tier 1 capital to redeem them prior to their stated maturities in order to replace them with securities meeting the new Tier 1 capital requirements. If the trust preferred securities held by a Trust become subject to such early redemptions. future distributions by such Trust will generally be reduced by the amount of the income which would otherwise have been paid with respect to the redeemed securities and Unit holders will receive a distribution in the amount of the par value of the redeemed securities. The domestic legislation will be phased-in over a three year period beginning January 1, 2013 for all U.S. trust preferred securities issued prior to May 19, 2010 and the international guidelines applicable to non-U.S. trust preferred securities will be implemented over a six year period beginning on the same date; however, it is possible that some or all of the trust preferred securities held by the Trusts may be called for redemption prior to that date.


REITs. Certain of the Common Stocks in the Trusts are issued by REITs. REITs are financial vehicles that pool investors' capital to purchase or finance real estate. REITs may concentrate their investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes and office buildings. The value of the REITs and the ability of the REITs to distribute income may be adversely affected by several factors, including rising interest rates, changes in the national, state and local economic climate and real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owner to provide adequate management, maintenance and insurance, the cost of complying with the Americans with Disabilities Act, increased competition from new properties, the impact of present or future environmental legislation and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuers of the REITs.

Foreign Securities. Certain of the Common Stocks in the Trusts are, and certain of the ETFs held by the Trusts invest in, securities issued by foreign issuers, which makes these Trusts subject to more risks than if they invested solely in domestic securities. These Common Stocks are either directly listed on a U.S. securities exchange or are in the form of ADRs which are listed on a U.S. securities exchange. Risks of foreign securities include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; lack of liquidity of certain foreign markets; and less government supervision and regulation of exchanges, brokers, and issuers in foreign countries. Recent turmoil in the Middle East and natural disasters in Japan have increased the volatility of certain foreign markets. Investments in debt securities of foreign governments present special risks, including the fact that issuers may be unable or unwilling to repay principal and/or interest when due in accordance with the terms of such debt, or may be unable to make such repayments when due in the currency required under the terms of the debt. Political, economic and social events also may have a greater impact on the price of debt securities issued by foreign governments than on the price of U.S. securities.

Emerging Markets. Certain of the ETFs in the Trusts invest in securities of issuers headquartered or incorporated in countries considered to be emerging markets. Risks of investing in developing or emerging countries are even greater than the risks associated with foreign investments in general. These increased risks include, among other risks, the possibility of investment and trading limitations, greater liquidity concerns, higher price volatility, greater delays and disruptions in settlement transactions, greater political uncertainties and greater dependence on international trade or development assistance. In addition, emerging market countries may be subject to overburdened infrastructures, obsolete financial systems and environmental problems. For these reasons, investments in emerging markets are often considered speculative.

Interest Rate Risk. Interest rate risk is the risk that the value of the bonds held by the ETFs in the Trusts will fall if interest rates increase. Bonds typically fall in value when interest rates rise and rise in value when interest rates fall. Bonds with longer periods before maturity are often more sensitive to interest rate changes.

Credit Risk. Credit risk is the risk that a bond's issuer is unable to meet its obligation to pay principal or interest on the bond.

Small-Cap Companies. Certain of the Common Stocks in the Trusts are issued by companies which have been designated by the Sponsor as small-cap. Smaller companies present some unique investment risks. Small-caps may have limited product lines, as well as shorter operating histories, less experienced management and more limited financial resources than larger companies. Stocks of smaller companies may be less liquid than those of larger companies and may experience greater price fluctuations than larger companies. In addition, small-cap stocks may not be widely followed by the investment community, which may result in low demand.


Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies or ETFs represented in the Trusts or certain of the securities held by the ETFs. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Lorillard, Inc., or certain of the securities held by the ETFs, or any of the industries represented by these issuers, may negatively impact the value of these securities. We cannot predict what impact any pending or threatened litigation will have on the value of the Securities or the underlying securities in which the ETFs invest.


                      Public Offering

The Public Offering Price.

Units will be purchased at the Public Offering Price, the price per Unit of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934, as amended.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of each Trust's statement of net assets, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the end of the initial offering period (a significantly shorter time period than the life of a Trust). During the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for a Trust in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will ultimately be charged to a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount per account you can purchase of a Trust is generally $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan), but such amounts may vary depending on your selling firm.

Maximum Sales Charge.

The maximum sales charge is comprised of a transactional sales charge and a creation and development fee. After the initial offering period the maximum sales charge will be reduced by 0.50%, to reflect the amount of the previously charged creation and development fee.

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component.

Initial Sales Charge. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of 2.95% of the Public Offering Price and the sum of the maximum remaining deferred sales charge and creation and development fee (initially $.195 per Unit). On the Initial Date of Deposit, the initial sales charge is equal to approximately 1.00% of the Public Offering

Price of a Unit. Thereafter, it will vary from 1.00% depending on the purchase price of your Units and as deferred sales charge and creation and development fee payments are made. When the Public Offering Price exceeds $10.00 per Unit, the initial sales charge will exceed 1.00% of the Public Offering Price.

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charges of approximately $.0484 per Unit will be deducted from a Trust's assets on approximately the twentieth day of each month from October 19, 2012 through December 20, 2012. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 1.45% of the Public Offering Price.

Creation and Development Fee.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the creation and development fee will not change, but the creation and development fee on a percentage basis will be more than 0.50% of the Public Offering Price.

Discounts for Certain Persons.

The maximum sales charge is 2.95% per Unit and the maximum dealer concession is 2.25% per Unit. However, if you invest at least $50,000 including any proceeds as described below (except if you are purchasing for "Fee Accounts" as described below), the maximum sales charge for the amount of the investment eligible to receive the reduced sales charge is reduced as follows:

                             Your maximum     Dealer
If you invest                sales charge     concession
(in thousands):*             will be:         will be:
________________             ___________      __________
$50 but less than $100       2.70%            2.00%
$100 but less than $250      2.45%            1.75%
$250 but less than $500      2.20%            1.50%
$500 but less than $1,000    1.95%            1.25%
$1,000 or more               1.40%            0.75%

* The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of a Trust with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse, or the equivalent if recognized under local law, or child (including step-children) under the age of 21 living in the same household to be purchases by you. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account including pension, profit sharing or employee benefit plans, as well as multiple-employee benefit plans of a single employer or affiliated employers (provided they are not aggregated with personal accounts). You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge.

You are entitled to use your Rollover proceeds from a previous series of a Trust, or redemption or termination proceeds from any unit investment trust (regardless of who was sponsor) to purchase Units of a Trust during the initial offering period at the Public Offering Price less 1.00% (for purchases of $1,000,000 or more, the maximum sales charge will be limited to 1.40% of the Public Offering Price), but you will not be eligible to receive the reduced sales charges described in the above table with respect to such proceeds. Please note that if you purchase Units of a Trust in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales charge at redemption, you should be aware that any deferred sales charge remaining on these units will be deducted from those redemption proceeds. In order to be eligible to receive the reduced sales charge described in this paragraph, the trade date of the Rollover, redemption or termination resulting in the receipt of such proceeds must have occurred within 30 calendar days prior to your Unit purchase. In addition, this program will only be available for investors that utilize the same broker/dealer (or a different broker/dealer with appropriate notification) for both the Unit purchase and the transaction resulting in the receipt of the Rollover, termination or redemption proceeds used for the Unit purchase and such transaction must be from the same account. You may be required to provide appropriate documentation or other information to your broker/dealer to evidence your eligibility for this reduced sales charge program.

Investors purchasing Units through registered broker/dealers who charge periodic fees in lieu of commissions or who charge for financial planning, investment advisory or asset management services or provide these or comparable services as part of an investment account where a comprehensive "wrap fee" or similar charge is imposed ("Fee Accounts") will not be assessed the transactional sales charge described in this section on the purchase of Units in the primary market. Certain Fee Accounts Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their broker/dealer or other processing organizations for providing certain transaction or account activities. Fee Accounts Units are not available for purchase in the secondary market. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trusts.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies, and dealers and their affiliates will purchase Units at the Public Offering Price less the applicable dealer concession, subject to the policies of the related selling firm. Immediate family members include spouses, or the equivalent if recognized under local law, children or step-children under the age of 21 living in the same household, parents or step-parents and trustees, custodians or fiduciaries for the benefit of such persons. Only employees, officers and directors of companies that allow their employees to participate in this employee discount program are eligible for the discounts.

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Accounts Units, you will be credited additional Units with a dollar value equal to the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of a Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge and creation and development fee to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges or the creation and development fee are collected than their value at the time they were issued.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in the Trusts will be determined as follows: if the Securities are listed on a securities exchange or The NASDAQ Stock Market(R), their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation, as may be the case with certain foreign Securities listed on a foreign securities exchange). For purposes of valuing Securities traded on The NASDAQ Stock Market(R), closing sale price shall mean the NASDAQ(R) Official Closing Price as determined by The NASDAQ Stock Market LLC. However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). If current ask prices are unavailable, or if available but determined by the Evaluator to not be appropriate, the valuation is generally determined:

a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                   Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the then current Public Offering Price.

The Sponsor compensates intermediaries, such as broker/dealers and banks, for their activities that are intended to result in sales of Units of the Trusts. This compensation includes dealer concessions described in the following section and may include additional concessions and other compensation and benefits to broker/dealers and other intermediaries.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 2.25% of the Public Offering Price per Unit, subject to the reduced concession applicable to volume purchases as set forth in "Public Offering-Discounts for Certain Persons." However, for Units subject to a transactional sales charge which are purchased using redemption or termination proceeds or on purchases by Rollover Unit holders, this amount will be reduced to 1.3% of the sales price of these Units (0.75% for purchases of $1,000,000 or more).

Eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of unit investment trusts sponsored by us in the dollar amounts shown below will be entitled to the following additional sales concession on primary market sales of units during the current month of unit investment trusts sponsored by us:

Total sales                               Additional
(in millions)                             Concession
_____________________                     __________
$25 but less than $100                    0.050%
$100 but less than $150                   0.075%
$150 but less than $250                   0.100%
$250 but less than $500                   0.115%
$500 but less than $750                   0.125%
$750 but less than $1,000                 0.130%
$1,000 but less than $1,500               0.135%
$1,500 but less than $2,000               0.140%
$2,000 but less than $3,000               0.150%
$3,000 but less than $4,000               0.160%
$4,000 but less than $5,000               0.170%
$5,000 or more                            0.175%

Dealers and other selling agents will not receive a concession on the sale of Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met. Eligible dealer firms and other selling agents include clearing firms that place orders with First Trust and provide First Trust with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Other Compensation and Benefits to Broker/Dealers.

The Sponsor, at its own expense and out of its own profits, currently provides additional compensation and benefits to broker/dealers who sell shares of Units of these Trusts and other First Trust products. This compensation is intended to result in additional sales of First Trust products and/or compensate broker/dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of First Trust products by the intermediary or its agents, the placing of First Trust products on a preferred or recommended product list, access to an intermediary's personnel, and other factors. The Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker/dealer firms and similar activities designed to promote the sale of the Sponsor's products. The Sponsor makes such payments to a substantial majority of intermediaries that sell First Trust products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating Unit sales, such as the costs of developing trading or purchasing trading systems to process Unit trades. Payments of such additional compensation described in this and the preceding paragraph, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend a First Trust product, including the Trusts, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding a Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how a Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in each Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of a Trust (which may show performance net of the expenses and charges a Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, Bloomberg Businessweek, Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance. We may also, from time to time, use advertising which classifies trusts or portfolio securities according to capitalization and/or investment style.

                   The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit for each Trust less any reduction as stated in "Public Offering." We will also receive the amount of any collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                   The Secondary Market

Although not obligated, we may maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE (OR THE FTPS UNIT SERVICING AGENT IN THE CASE OF FTPS UNITS). If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                   How We Purchase Units

The Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                   Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess. The Trustee will pay operating expenses of the Trusts from the Income Account of such Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are non-interest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use. In addition, investors will also indirectly pay a portion of the expenses of the underlying ETFs.

First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trusts, and will be compensated for providing portfolio supervisory services and evaluation services as well as bookkeeping and other administrative services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts. As Sponsor, we will receive brokerage fees when the Trusts use us (or an affiliate of ours) as agent in buying or selling Securities. As authorized by the Indenture, the Trustee may employ a subsidiary or affiliate of the Trustee to act as broker to execute certain transactions for a Trust. A Trust will pay for such services at standard commission rates.

FTP Services LLC, an affiliate of ours, acts as FTPS Unit Servicing Agent to the Trusts with respect to the Trust's FTPS Units. FTPS Units are Units which are purchased and sold through the Fund/SERV(R) trading system or on a manual basis through FTP Services LLC. In all other respects, FTPS Units are identical to other Units. FTP Services LLC will be compensated for providing shareholder services to the FTPS Units.

The fees payable to First Trust Advisors L.P., FTP Services LLC and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fee paid to us or our affiliates for providing a given service to all unit investment trusts for which we provide such services be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from each Trust for creating and developing the Trusts, including determining each Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is a charge of $.050 per Unit outstanding at the end of the initial offering period. The Trustee will deduct this amount from a Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to a Trust's operating expenses and those fees described above, the Trusts may also incur the following charges:

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Sponsor of a Trust;

- Foreign custodial and transaction fees (which may include compensation paid to the Trustee or its subsidiaries or affiliates), if any; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.


The above expenses and the Trustee's annual fee are secured by a lien on the Trusts. In addition, if there is not enough cash in the Income or Capital Account of a Trust, the Trustee has the power to sell Securities from such Trust to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."


                        Tax Status

Federal Tax Matters.

This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trusts. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, except as specifically provided below, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section may not describe your state, local or foreign tax consequences.

This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service ("IRS") could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trusts. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Trust Status.

Each Trust intends to qualify as a "regulated investment company," commonly known as a "RIC," under the federal tax laws. If a Trust qualifies as a RIC and distributes its income as required by the tax law, the Trust generally will not pay federal income taxes.

For federal income tax purposes, you are treated as the owner of Trust Units and not of the assets held by the Trust. Taxability issues are taken into account at the trust level. Your federal income tax treatment of income from the Trust is based on the distributions paid by the Trust.

Income From the Trusts.

Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates the Trust's distributions into ordinary dividends, capital gains dividends and returns of capital. Income reported is generally net of expenses (but see Deductibility of Trust Expenses, below). Ordinary income distributions are generally taxed at your ordinary tax rate, however, as further discussed below, certain ordinary income distributions received from the Trust may be taxed at the capital gains tax rates. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your Units. To determine your actual tax liability for your capital gains dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, the Trust may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you. The tax status of your distributions from the Trust is not affected by whether you reinvest your distributions in additional Units or receive them in cash. The income from the Trust that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales charge, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

Under the "Health Care and Education Reconciliation Act of 2010," income from the Trust may also be subject to a new 3.8% "Medicare tax" imposed for taxable years beginning after 2012. This tax will generally apply to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

Distributions with Respect to Certain Stock Dividends.

Ordinary income dividends received by an individual Unit holder from a regulated investment company such as the Trust are generally taxed at the same rates that apply to net capital gain (as discussed below), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by a Trust itself. These special rules relating to the taxation of ordinary income dividends from regulated investment companies generally apply to taxable years beginning before January 1, 2013. The Trust will provide notice to its Unit holders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

Dividends Received Deduction.

A corporation that owns Units generally will not be entitled to the dividends received deduction with respect to many dividends received from the Trust because the dividends received deduction is generally not available for distributions from regulated investment companies. However, certain ordinary income dividends on Units that are attributable to qualifying dividends received by a Trust from certain corporations may be reported by the Trust as being eligible for the dividends received deduction.

Sale or Redemption of Units.

If you sell or redeem your Units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your Units from the amount you receive in the transaction. Your tax basis in your Units is generally equal to the cost of your Units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Units.

For Units purchased on or after January 1, 2011 (or, 2012, if the Units are acquired in a reinvestment plan in 2011), the information statement you receive in regard to the sale or redemption of your Units may contain information about your basis in the Units and whether any gain or loss recognized by you should be considered long term or short term capital gain. The information reported to you is based upon rules that do not take into consideration all facts that may be known to you or your advisors. You should consult with your tax advisors about any adjustments that may need to be made to the information reported to you.

Capital Gains and Losses.

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 0% for certain taxpayers in the 10% and 15% tax brackets). These capital gains rates are generally effective for taxable years beginning before January 1, 2013. For later periods, if you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% for net capital gains from most property acquired after December 31, 2000 with a holding period of more than five years, and the 10% rate is reduced to 8% for net capital gains from most property (regardless of when acquired) with a holding period of more than five years.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. However, if you receive a capital gain dividend from the Trust and sell your Units at a loss after holding it for six months or less, the loss will be recharacterized as long term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code treats certain capital gains as ordinary income in special situations.

Capital gain received from assets held for more than one year that is considered "unrecaptured section 1250 gain" (which may be the case, for example, with some capital gains attributable to the REITs included in the Trusts) is taxed at a maximum stated tax rate of 25%. In the case of capital gains dividends, the determination of which portion of the capital gains dividend, if any, is subject to the 25% tax rate, will be made based on rules prescribed by the United States Treasury.

In-Kind Distributions.

Under certain circumstances as described in this prospectus, you may request an In-Kind Distribution of Trust assets when you redeem your Units at any time prior to 10 business days before the Trust's Mandatory Termination Date. By electing to receive an In-Kind Distribution, you will receive Trust assets plus, possibly, cash. THIS DISTRIBUTION IS SUBJECT TO TAXATION, AND YOU WILL GENERALLY RECOGNIZE GAIN OR LOSS, GENERALLY BASED ON THE VALUE AT THAT TIME OF THE SECURITIES AND THE AMOUNT OF CASH RECEIVED. The IRS could, however, assert that a loss could not be currently deducted.

Rollovers.

If you elect to have your proceeds from your Trust rolled over into a future series of the Trust, the exchange would generally be considered a sale for federal income tax purposes.

Deductibility of Trust Expenses.

Expenses incurred and deducted by the Trusts will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Trust expenses as income. In these cases you may be able to take a deduction for these expenses. However, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual's adjusted gross income.

Investments in Certain Foreign Corporations.


If the Trust holds an equity interest in any "passive foreign investment companies" ("PFICs"), which are generally certain foreign corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, the Trust could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely distributed to its Unit holders. Similarly, if the Trust invests in a fund (a "Portfolio Fund") that invests in PFICs, the Portfolio Fund may be subject to such taxes. The Trust will not be able to pass through to its Unit holders any credit or deduction for such taxes whenever the taxes are imposed at the Trust level or on a Portfolio Fund. The Trust (or the Portfolio Fund) may be able to make an election that could ameliorate these adverse tax consequences. In this case, the Trust (or the Portfolio Fund) would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income. Under this election, the Trust (or the Portfolio Fund) might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax. Dividends paid by PFICs will not be treated as qualified dividend income.


Foreign Investors.

If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from a Trust will be characterized as dividends for federal income tax purposes (other than dividends which the Trust properly reports as capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. However, except as described below, distributions received by a foreign investor from the Trust that are properly reported by such Trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that a Trust makes certain elections and certain other conditions are met.

Distributions after December 31, 2013 may be subject to a U.S. withholding tax of 30% in the case of distributions to or dispositions by (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity's U.S. owners. Dispositions of Units by such persons may be subject to such withholding after December 31, 2014.

Foreign Tax Credit.


If at least 50% of the value of the total assets of the Trust (at the close of the taxable year) is represented by foreign securities or at least 50% of the value of the total assets of the Trust (at the close of each quarter of the taxable year) is represented by interests in other RICs, the tax statement that you receive may include an item showing foreign taxes the Trust paid to other countries. In this case, dividends taxed to you will include your share of the taxes the Trust paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes.


You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

                     Retirement Plans

You may purchase Units of the Trusts for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                  Rights of Unit Holders

Unit Ownership.

Ownership of Units will not be evidenced by certificates. If you purchase or hold Units through a broker/dealer or bank, your ownership of Units will be recorded in book-entry form at the Depository Trust Company ("DTC") and credited on its records to your broker/dealer's or bank's DTC account. If you purchase or hold FTPS Units, your ownership of FTPS Units will be recorded in book-entry form on the register of Unit holdings maintained by the FTPS Unit Servicing Agent. If you purchase or hold Units through First Trust's online transaction system which enables certain financial representatives to process Unit trades through the First Trust Advisor Direct system ("Advisor Direct"), your ownership of Units ("Advisor Direct Units") will be recorded in book-entry form on the register of Unit holdings maintained by the Trustee. Transfer of Units will be accomplished by book entries made by DTC and its participants if the Units are registered to DTC or its nominee, Cede & Co., or otherwise will be accomplished by book entries made by the FTPS Unit Servicing Agent, with respect to FTPS Units, or by the Trustee, with respect to Advisor Direct Units. DTC will forward all notices and credit all payments received in respect of the Units held by the DTC participants. You will receive written confirmation of your purchases and sales of Units from the broker/dealer or bank through which you made the transaction or from the FTPS Unit Servicing Agent if you purchased and hold FTPS Units or from Advisor Direct or the Trustee with respect to Advisor Direct Units. You may transfer your Units by contacting the broker/dealer or bank through which you hold your Units, or the FTPS Unit Servicing Agent, if you hold FTPS Units, or Advisor Direct or the Trustee, if you hold Advisor Direct Units.

Unit Holder Reports.

The Trustee will prepare a statement detailing the per Unit amounts (if any) distributed from the Income Account and Capital Account in connection with each distribution. In addition, at the end of each calendar year, the Trustee will prepare a statement which contains the following information:

- A summary of transactions in the Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by the Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

It is the responsibility of the entity through which you hold your Units to distribute these statements to you. In addition, you may also request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with applicable federal and state tax reporting requirements.

             Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital or capital gain dividends, are credited to the Capital Account of such Trust.

The Trustee will make distributions on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. Distributions will consist of an amount substantially equal to the Unit holder's pro rata share of the balance of the Income Account calculated on the basis of one-twelfth of the estimated annual dividend distributions (reset on a quarterly basis) in the Income Account after deducting estimated expenses. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of the Trust exceed amounts in the Income Account on the Income Distribution Dates. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute amounts in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge and creation and development fee or pay expenses on the twenty-fifth day of each month to Unit holders of record on the tenth day of each month provided the amount equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year and as part of the final liquidation distribution. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the IRS. You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account of a Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, unless you are a Rollover Unit holder, you will receive the pro rata share of the money from the sale of the Securities. All Unit holders will receive a pro rata share of any other assets remaining in their Trust, after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of that Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of your Trust by notifying your broker/dealer or bank (or the FTPS Unit Servicing Agent with respect to FTPS Units or Advisor Direct with respect to Advisor Direct Units, as applicable) within the time period required by such entities so that they can notify the Trustee of your election at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of such Trust. There is no sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states. Each reinvestment plan is subject to availability or limitation by the Sponsor and each broker/dealer or selling firm. The Sponsor or broker/dealers may suspend or terminate the offering of a reinvestment plan at any time. Please contact your financial professional for additional information. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                   Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending a request for redemption to your broker/dealer or bank through which you hold your Units or to the FTPS Unit Servicing Agent, if you hold FTPS Units, or Advisor Direct, if you hold Advisor Direct Units. No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which your redemption request is received by the Trustee from the broker/dealer or bank through which you hold your Units, or, if you hold FTPS Units, the date the redemption request is received by the FTPS Unit Servicing Agent, or, if you hold Advisor Direct Units, the date the redemption request is received either by Advisor Direct or the Trustee, as applicable (if such day is a day the NYSE is open for trading). However, if the redemption request is received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if the Trustee does not have your TIN as generally discussed under "Income and Capital Distributions."

If you tender for redemption at least 5,000 Units of a Trust, or such larger amount as required by your broker/dealer or bank, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request to your broker/dealer or bank at the time of tender. However, to be eligible to participate in the In-Kind Distribution option at redemption, Unit holders must hold their Units through the end of the initial offering period. The In-Kind Distribution option is generally not available to FTPS Unit holders or Unit holders who purchased through Advisor Direct. No In-Kind Distribution requests submitted during the 10 business days prior to a Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank's or broker/dealer's account at DTC. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled.

If you elect to receive an In-Kind Distribution of Securities, you should be aware that it will be considered a taxable event at the time you receive the Securities. See "Tax Status" for additional information.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate underlying value of the Securities held in that Trust;
and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of such Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of such Trust, if any;

4. cash held for distribution to Unit holders of record of such Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by such Trust; and

dividing

1. the result by the number of outstanding Units of such Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, during the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

                 Investing in a New Trust

Each Trust's portfolio has been selected on the basis of total return potential for a limited time period. When each Trust is about to terminate, you may have the option to roll your proceeds into the next series of a Trust (the "New Trusts") if one is available. We intend to create the New Trusts in conjunction with the termination of the Trusts and plan to apply the same strategy we used to select the portfolio for the Trusts to the New Trusts.

If you wish to have the proceeds from your Units rolled into a New Trust you must notify the broker/dealer where your Units are held (or the FTPS Unit Servicing Agent in the case of FTPS Units) of your election prior to that firm's cut-off date. If you make this election you will be considered a "Rollover Unit holder."

Once all of the Securities are sold in connection with the termination of the Trust, as described in "Amending or Terminating the Indenture," your proceeds, less any brokerage fees, governmental charges or other expenses involved in the sales, will be used to buy units of a New Trust or trust with a similar investment strategy that you have selected, provided such trusts are registered and being offered. Accordingly, proceeds may be uninvested for up to several days. Units purchased with rollover proceeds will generally be purchased subject to the maximum remaining deferred sales charge and creation and development fee on such units (currently expected to be $.195 per Unit), but not the initial sales charge. Units purchased using proceeds from Fee Accounts Units will generally not be subject to any transactional sales charge.

We intend to create New Trust units as quickly as possible, depending on the availability of the securities contained in a New Trust's portfolio. Rollover Unit holders will be given first priority to purchase New Trust units. We cannot, however, assure the exact timing of the creation of New Trust units or the total number of New Trust units we will create. Any proceeds not invested on behalf of Rollover Unit holders in New Trust units will be distributed within a reasonable time after such occurrence. Although we believe that enough New Trust units can be created, monies in a New Trust may not be fully invested on the next business day.

Please note that there are certain tax consequences associated with becoming a Rollover Unit holder. See "Tax Status." We may modify, amend or terminate this rollover option upon 60 days notice.

             Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders;

- The sale of Securities is necessary or advisable (i) in order to maintain the qualification of the Trust as a "regulated investment company" or (ii) to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise taxes on undistributed income in the Trust;

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust;

- As a result of the ownership of the Security, a Trust or its Unit holders would be a direct or indirect shareholder of a passive foreign investment company; or

- The sale of the Security is necessary for a Trust to comply with such federal and/or state securities laws, regulations and/or regulatory actions and interpretations which may be in effect from time to time.

Except for instances in which a Trust acquires Replacement Securities, as described in "The FT Series," the Trust will generally not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trust and at the direction of the Sponsor, will vote for or against any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are acquired by a Trust, at our instruction, they will either be sold or held in the Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account of a Trust for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for the Trust to facilitate selling Securities, exchanged securities or property from the Trust. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the 1940 Act. As authorized by the Indenture, the Trustee may also employ a subsidiary or affiliate of the Trustee to act as broker in selling such Securities or property. Each Trust will pay for these brokerage services at standard commission rates.

The Trustee may sell Securities designated by us, or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed.

           Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, each Trust will terminate on the Mandatory Termination Date as stated in the "Summary of Essential Information." The Trusts may be terminated earlier:

- Upon the consent of 100% of the Unit holders of a Trust;

- If the value of the Securities owned by such Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

If a Trust is terminated due to this last reason, we will refund your entire sales charge; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you do not elect to participate in the Rollover Option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after your Trust is terminated. The Trustee will deduct from a Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

 Information on the Sponsor, Trustee, FTPS Unit Servicing
                    Agent and Evaluator

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we took over the First Trust product line and act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

The First Trust product line commenced with the first insured unit investment trust in 1974. To date we have deposited more than $175 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of FINRA and the Securities Investor Protection
Corporation. Our principal offices are at 120 East Liberty Drive,
Wheaton, Illinois 60187; telephone number (800) 621-1675. As of December 31, 2011, the total consolidated partners' capital of First Trust
Portfolios L.P. and subsidiaries was $30,265,155 (audited).

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trusts have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trusts.

The Trustee.

The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, telephone (800) 813-3074. If you have questions regarding your account or your Trust, please contact the Trustee at its unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of the New York State Department of Financial Services and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

The FTPS Unit Servicing Agent.

The FTPS Unit Servicing Agent is FTP Services LLC, an Illinois limited liability company formed in 2005 and an affiliate of the Sponsor. FTP Services LLC acts as record keeper, shareholder servicing agent and distribution agent for Units which are purchased and sold through the Fund/SERV(R) trading system or on a manual basis through FTP Services LLC. FTP Services LLC provides FTPS Units with administrative and distribution related services as described in this prospectus. The FTPS Unit Servicing Agent's address is 120 East Liberty Drive, Wheaton, Illinois 60187. If you have questions regarding the FTPS Units, you may call the FTPS Unit Servicing Agent at (866) 514-7768. The FTPS Unit Servicing Agent has not participated in selecting the Securities; it only provides administrative services to the FTPS Units. Fund/SERV(R) is a service of National Securities Clearing Corporation, a subsidiary of The Depository Trust & Clearing Corporation.

Limitations of Liabilities of Sponsor, FTPS Unit Servicing Agent and
Trustee.

Neither we, the FTPS Unit Servicing Agent nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the FTPS Unit Servicing Agent and Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trust; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 120 East Liberty Drive, Wheaton, Illinois 60187.

The Trustee, Sponsor, FTPS Unit Servicing Agent and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor, FTPS Unit Servicing Agent or Unit holders for errors in judgment.

                     Other Information

Legal Opinions.

Our counsel is Chapman and Cutler LLP, 111 W. Monroe St., Chicago, Illinois 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter Ledyard & Milburn LLP acts as the Trustee's counsel.

Experts.

The Trusts' statements of net assets, including the schedules of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Sponsor, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

                             First Trust(R)

         60/40 Strategic Allocation Port. 3Q '12 - Term 10/16/13
         75/25 Strategic Allocation Port. 3Q '12 - Term 10/16/13
                                 FT 3616

                                Sponsor:

                       First Trust Portfolios L.P.
                       Member SIPC o Member FINRA
                         120 East Liberty Drive
                         Wheaton, Illinois 60187
                             1-800-621-1675

   FTPS Unit Servicing Agent:                     Trustee:

        FTP Services LLC                 The Bank of New York Mellon

     120 East Liberty Drive                  101 Barclay Street
     Wheaton, Illinois 60187              New York, New York 10286
         1-866-514-7768                        1-800-813-3074
                                            24-Hour Pricing Line:
                                               1-800-446-0132
                                 Please refer to the "Summary of Essential
                                Information" for each Trust's Product Code.

                        ________________________

When Units of the Trusts are no longer available, this prospectus may be used as a preliminary prospectus for a future series, in which case you should note the following:

THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE
  MAY NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES
     UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SECURITIES AND EXCHANGE COMMISSION. NO SECURITIES CAN BE SOLD IN ANY STATE WHERE A SALE
                            WOULD BE ILLEGAL.

                        ________________________

  This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the SEC in Washington, D.C.
                               under the:

   -  Securities Act of 1933 (file no. 333-181989) and

   -  Investment Company Act of 1940 (file no. 811-05903)

  Information about the Trusts, including their Codes of Ethics, can be reviewed and copied at the SEC's Public Reference Room in Washington
 D.C. Information regarding the operation of the SEC's Public Reference
       Room may be obtained by calling the SEC at 1-202-942-8090.

 Information about the Trusts is available on the EDGAR Database on the
                         SEC's Internet site at
                           http://www.sec.gov.

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the SEC
                     100 F Street, N.E.
                     Washington, D.C. 20549
     e-mail address: publicinfo@sec.gov


                              July 9, 2012


           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

                             First Trust(R)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trusts contained in FT 3616 not found in the prospectus for the Trusts. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trusts. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.


This Information Supplement is dated July 9, 2012. Capitalized terms have been defined in the prospectus.


                            Table of Contents

Risk Factors
   Dividends                                                    1
   Exchange-Traded Funds                                        1
   Common Stocks                                                2
   Fixed-Income Securities                                      2
   TIPs                                                         3
   High-Yield Securities                                        4
   Preferred Securities                                         5
   REITs                                                        6
   Foreign Issuers                                              7
   Emerging Markets                                             8
   Small-Cap Companies                                          9
Litigation
   Tobacco Industry                                             9
Common Stocks                                                  10
   Large-Cap Growth Strategy Stocks                            10
   Large-Cap Value Strategy Stocks                             12
   Mid-Cap Growth Strategy Stocks                              14
   Mid-Cap Value Strategy Stocks                               15
   Small-Cap Growth Strategy Stocks                            17
   Small-Cap Value Strategy Stocks                             19
   International Strategy Stocks                               21

Risk Factors

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trusts have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Exchange-Traded Funds. An investment in Units of the Trusts should be made with an understanding of the risks of investing in exchange-traded funds. ETFs are investment pools that hold other securities. The ETFs in the Trusts are passively-managed index funds that seek to replicate the performance or composition of a recognized securities index. The ETFs held by the Trusts are either open-end management investment companies or unit investment trusts registered under the Investment Company Act of 1940, as amended. Unlike typical open-end funds or unit investment trusts, ETFs generally do not sell or redeem their individual shares at net asset value. ETFs generally sell and redeem shares in large blocks (often known as "Creation Units"), however, the Sponsor does not intend to sell or redeem ETFs in this manner. In addition, securities exchanges list ETF shares for trading, which allow investors to purchase and sell individual ETF shares among themselves at market prices throughout the day. The Trusts will purchase and sell ETF shares on these securities exchanges. ETFs therefore possess characteristics of traditional open-end funds and unit investment trusts, which issue redeemable shares, and of corporate common stocks or closed-end funds, which generally issue shares that trade at negotiated prices on securities exchanges and are not redeemable.

ETFs can provide exposure to broad-based indices, growth and value styles, market cap segments, sectors and industries, and specific countries or regions of the world. The securities comprising ETFs may be common stocks or fixed income securities. ETFs contain a number of securities, anywhere from fewer than 20 securities up to more than 1,000 securities. As a result, investors in ETFs obtain exposure to a much greater number of securities than an individual investor would typically be able to obtain on their own. The performance of ETFs is generally highly correlated with the indices or sectors which they are designed to track.

ETFs are subject to various risks, including management's ability to meet the fund's investment objective, and to manage the fund's portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors' perceptions regarding ETFs or their underlying investments change.

Shares of ETFs frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of the ETF shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

Common Stocks. An investment in Units of the Trusts should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Common Stocks or the general condition of the relevant stock market may worsen, and the value of the Common Stocks and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Fixed-Income Securities. The ETFs in the Trusts may consist of securities which, in many cases, do not have the benefit of covenants which would prevent the issuer from engaging in capital restructurings or borrowing transactions in connection with corporate acquisitions, leveraged buyouts or restructurings which could have the effect of reducing the ability of the issuer to meet its debt obligations and might result in the ratings of the securities and the value of a underlying Trust portfolio being reduced.

Certain of the securities in the ETFs may have been acquired at a market discount from par value at maturity. The coupon interest rates on the discount securities at the time they were purchased were lower than the current market interest rates for newly issued securities of comparable rating and type. If such interest rates for newly issued comparable securities increase, the market discount of previously issued securities will become greater, and if such interest rates for newly issued comparable securities decline, the market discount of previously issued securities will be reduced, other things being equal. Investors should also note that the value of securities purchased at a market discount will increase in value faster than securities purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of securities purchased at a market discount will decrease faster than securities purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium securities and the prepayment benefit for lower yielding, discount securities will be reduced. A discount security held to maturity will have a larger portion of its total return in the form of capital gain and less in the form of interest income than a comparable security newly issued at current market rates. Market discount attributable to interest changes does not indicate a lack of market confidence in the issue. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the securities.

Certain of the securities in the ETFs may be original issue discount securities or zero coupon securities. Under current law, the original issue discount, which is the difference between the stated redemption price at maturity and the issue price of the securities, is deemed to accrue on a daily basis and the accrued portion is treated as interest income for federal income tax purposes. On sale or redemption, any gain realized that is in excess of the earned portion of original issue discount will be taxable as capital gain unless the gain is attributable to market discount in which case the accretion of market discount is taxable as ordinary income. The current value of an original discount security reflects the present value of its stated redemption price at maturity. The market value tends to increase in greater increments as the securities approach maturity. The effect of owning deep discount zero coupon Securities which do not make current interest payments is that a fixed yield is earned not only on the original investment, but also, in effect, on all earnings during the life of the discount obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligations at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, the zero coupon securities are subject to substantially greater price fluctuations during periods of changing interest rates than are securities of comparable quality which make regular interest payments.

Certain of the securities in the ETFs may have been acquired at a market premium from par value at maturity. The coupon interest rates on the premium securities at the time they were purchased were higher than the current market interest rates for newly issued securities of comparable rating and type. If such interest rates for newly issued and otherwise comparable securities decrease, the market premium of previously issued securities will be increased, and if such interest rates for newly issued comparable securities increase, the market premium of previously issued securities will be reduced, other things being equal. The current returns of securities trading at a market premium are initially higher than the current returns of comparable securities of a similar type issued at currently prevailing interest rates because premium securities tend to decrease in market value as they approach maturity when the face amount becomes payable. Because part of the purchase price is thus returned not at maturity but through current income payments, early redemption of a premium security at par or early prepayments of principal will result in a reduction in yield. Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed securities have an offering side valuation which represents a premium over par or for original issue discount securities a premium over the accreted value. To the extent that the securities were purchased for the ETFs at a price higher than the price at which they are redeemed, this will represent a loss of capital when compared to the original Public Offering Price of the Units. Because premium securities generally pay a higher rate of interest than securities priced at or below par, the effect of the redemption of premium securities would be to reduce Estimated Net Annual Unit Income by a greater percentage than the par amount of such securities bears to the total par amount of securities in a Trust. Although the actual impact of any such redemptions that may occur will depend upon the specific securities that are redeemed, it can be anticipated that the Estimated Net Annual Unit Income will be significantly reduced after the dates on which such securities are eligible for redemption.

Because certain of the securities may from time to time under certain circumstances be sold or redeemed or will mature in accordance with their terms and because the proceeds from such events will be distributed to Unit holders and will not be reinvested, no assurance can be given that the Trusts will retain for any length of time its present size and composition. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any security. Certain of the securities contained in the Trusts may be subject to being called or redeemed in whole or in part prior to their stated maturities pursuant to optional redemption provisions, sinking fund provisions or otherwise. A security subject to optional call is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a security issue is redeemed, at or before maturity, by the proceeds of a new security issue. A security subject to sinking fund redemption is one which is subject to partial call from time to time at par or from a fund accumulated for the scheduled retirement of a portion of an issue prior to maturity. The exercise of redemption or call provisions will (except to the extent the proceeds of the called securities are used to pay for Unit redemptions) result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions; it may also affect the Estimated Long-Term Return and the Estimated Current Return on Units of the Trusts. Redemption pursuant to call provisions is more likely to occur, and redemption pursuant to sinking fund provisions may occur, when the securities have an offering side valuation which represents a premium over par or for original issue discount securities a premium over the accreted value. Unit holders may recognize capital gain or loss upon any redemption or call.

TIPS. TIPS are inflation-indexed fixed-income securities issued by the U.S. Department of Treasury that utilize an inflation mechanism tied to the Consumer Price Index ("CPI"). TIPS are backed by the full faith and credit of the United States. TIPS are offered with coupon interest rates lower than those of nominal rate Treasury securities. The coupon interest rate remains fixed throughout the term of the securities. However, each day the principal value of the TIPS is adjusted based upon a pro-rata portion of the CPI as reported three months earlier. Future interest payments are made based upon the coupon interest rate and the adjusted principal value. In a falling inflationary environment, both interest payments and the value of the TIPS will decline.

High-Yield Securities. An investment in Units of the Trusts should be made with an understanding of the risks that an investment in high-yield, high-risk, fixed-rate, domestic and foreign obligations or "junk" securities may entail, including increased credit risks and the risk that the value of the Units will decline, and may decline precipitously, with increases in interest rates. In recent years there have been wide fluctuations in interest rates and thus in the value of fixed-rate, obligations generally. Securities such as those included in the ETFs in the Trusts are, under most circumstances, subject to greater market fluctuations and risk of loss of income and principal than are investments in lower-yielding, higher-rated securities, and their value may decline precipitously because of increases in interest rates, not only because the increases in rates generally decrease values, but also because increased rates may indicate a slowdown in the economy and a decrease in the value of assets generally that may adversely affect the credit of issuers of high-yield, high-risk securities resulting in a higher incidence of defaults among high-yield, high-risk securities. A slowdown in the economy, or a development adversely affecting an issuer's creditworthiness, may result in the issuer being unable to maintain earnings or sell assets at the rate and at the prices, respectively, that are required to produce sufficient cash flow to meet its interest and principal requirements. For an issuer that has outstanding both senior commercial bank debt and subordinated high-yield, high-risk securities, an increase in interest rates will increase that issuer's interest expense insofar as the interest rate on the bank debt is fluctuating. However, many leveraged issuers enter into interest rate protection agreements to fix or cap the interest rate on a large portion of their bank debt. This reduces exposure to increasing rates, but reduces the benefit to the issuer of declining rates. The Sponsor cannot predict future economic policies or their consequences or, therefore, the course or extent of any similar market fluctuations in the future.

High-yield securities or "junk" bonds, the generic names for securities rated below "BBB-" by Standard & Poor's, or below "Baa3" by Moody's, are frequently issued by corporations in the growth stage of their development, by established companies whose operations or industries are depressed or by highly leveraged companies purchased in leveraged buyout transactions. The market for high-yield securities is very specialized and investors in it have been predominantly financial institutions. High-yield securities are generally not listed on a national securities exchange. Trading of high-yield securities, therefore, takes place primarily in over-the-counter markets which consist of groups of dealer firms that are typically major securities firms. Because the high-yield security market is a dealer market, rather than an auction market, no single obtainable price for a given security prevails at any given time. Prices are determined by negotiation between traders. The existence of a liquid trading market for the securities may depend on whether dealers will make a market in the securities. There can be no assurance that a market will be made for any of the securities, that any market for the securities will be maintained or of the liquidity of the securities in any markets made. Not all dealers maintain markets in all high-yield securities. Therefore, since there are fewer traders in these securities than there are in "investment grade" securities, the bid-offer spread is usually greater for high-yield securities than it is for investment grade securities. The price at which the securities may be sold to meet redemptions and the value of a Trust will be adversely affected if trading markets for the securities are limited or absent. If the rate of redemptions is great, the value of a Trust may decline to a level that requires liquidation.

Lower-rated securities tend to offer higher yields than higher-rated securities with the same maturities because the creditworthiness of the issuers of lower-rated securities may not be as strong as that of other issuers. Moreover, if a security is recharacterized as equity by the Internal Revenue Service for federal income tax purposes, the issuer's interest deduction with respect to the security will be disallowed and this disallowance may adversely affect the issuer's credit rating. Because investors generally perceive that there are greater risks associated with the lower-rated securities in the ETFs in a Trust, the yields and prices of these securities tend to fluctuate more than higher-rated securities with changes in the perceived quality of the credit of their issuers. In addition, the market value of high-yield, high-risk, fixed-income securities may fluctuate more than the market value of higher-rated securities since high-yield, high-risk, fixed-income securities tend to reflect short-term credit development to a greater extent than higher-rated securities. Lower-rated securities generally involve greater risks of loss of income and principal than higher-rated securities. Issuers of lower-rated securities may possess fewer creditworthiness characteristics than issuers of higher-rated securities and, especially in the case of issuers whose obligations or credit standing have recently been downgraded, may be subject to claims by debtholders, owners of property leased to the issuer or others which, if sustained, would make it more difficult for the issuers to meet their payment obligations. High-yield, high-risk securities are also affected by variables such as interest rates, inflation rates and real growth in the economy. Therefore, investors should consider carefully the relative risks associated with investment in securities which carry lower ratings.

The value of the Units reflects the value of the portfolio securities, including the value (if any) of securities in default. Should the issuer of any security default in the payment of principal or interest, the funds in a Trust may incur additional expenses seeking payment on the defaulted security. Because amounts (if any) recovered by the funds in payment under the defaulted security may not be reflected in the value of the fund shares until actually received by the funds, and depending upon when a Unit holder purchases or sells his or her Units, it is possible that a Unit holder would bear a portion of the cost of recovery without receiving any portion of the payment recovered.

High-yield, high-risk securities are generally subordinated obligations. The payment of principal (and premium, if any), interest and sinking fund requirements with respect to subordinated obligations of an issuer is subordinated in right of payment to the payment of senior obligations of the issuer. Senior obligations generally include most, if not all, significant debt obligations of an issuer, whether existing at the time of issuance of subordinated debt or created thereafter. Upon any distribution of the assets of an issuer with subordinated obligations upon dissolution, total or partial liquidation or reorganization of or similar proceeding relating to the issuer, the holders of senior indebtedness will be entitled to receive payment in full before holders of subordinated indebtedness will be entitled to receive any payment. Moreover, generally no payment with respect to subordinated indebtedness may be made while there exists a default with respect to any senior indebtedness. Thus, in the event of insolvency, holders of senior indebtedness of an issuer generally will recover more, ratably, than holders of subordinated indebtedness of that issuer.

Obligations that are rated lower than "BBB-" by Standard & Poor's, or "Baa3" by Moody's, respectively, should be considered speculative as such ratings indicate a quality of less than investment grade. Investors should carefully review the objective of a Trust and consider its ability to assume the risks involved before making an investment in a Trust.


Preferred Securities. An investment in Units of the Trusts should be made with an understanding of the risks which an investment in preferred stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the preferred stock market may worsen, and the value of the preferred stocks and therefore the value of the Units may decline. Preferred stocks may be susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, market liquidity, and global or regional political, economic or banking crises. Preferred stocks are also vulnerable to Congressional reductions in the dividends-received deduction which would adversely affect the after-tax return to the investors who can take advantage of the deduction. Such a reduction might adversely affect the value of preferred stocks in general. Holders of preferred stocks, as owners of the entity, have rights to receive payments from the issuers of those preferred stocks that are generally subordinate to those of creditors of, or holders of debt obligations or, in some cases, other senior preferred stocks of, such issuers. Preferred stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or senior preferred stocks will create prior claims for payment of principal and interest and senior dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its preferred stock or the rights of holders of preferred stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of preferred stocks is subject to market fluctuations for as long as the preferred stocks remain outstanding, and thus the value of the Securities may be expected to fluctuate over the life of the Trusts to values higher or lower than those prevailing on the Initial Date of Deposit.

An investment in Units of the Trusts should also be made with an understanding of the risks which an investment in trust preferred securities entails. Holders of trust preferred securities incur risks in addition to or slightly different than the typical risks of holding preferred stocks. As previously discussed, trust preferred securities are limited-life preferred securities that are typically issued by corporations, generally in the form of interest-bearing notes or preferred securities issued by corporations, or by an affiliated business trust of a corporation, generally in the form of beneficial interests in subordinated debentures issued by the corporation, or similarly structured securities. The maturity and dividend rate of the trust preferred securities are structured to match the maturity and coupon interest rate of the interest-bearing notes, preferred securities or subordinated debentures. Trust preferred securities usually mature on the stated maturity date of the interest-bearing notes, preferred securities or subordinated debentures and may be redeemed or liquidated prior to the stated maturity date of such instruments for any reason on or after their stated call date or upon the occurrence of certain extraordinary circumstances at any time. Trust preferred securities generally have a yield advantage over traditional preferred stocks, but unlike preferred stocks, distributions on the Trust preferred securities are treated as interest rather than dividends for Federal income tax purposes. Unlike most preferred stocks, distributions received from trust preferred securities are not eligible for the dividends-received deduction. Certain of the risks unique to trust preferred securities include: (i) distributions on trust preferred securities will be made only if interest payments on the interest-bearing notes, preferred securities or subordinated debentures are made; (ii) a corporation issuing the interest-bearing notes, preferred securities or subordinated debentures may defer interest payments on these instruments for up to 20 consecutive quarters and if such election is made, distributions will not be made on the trust preferred securities during the deferral period; (iii) certain tax or regulatory events may trigger the redemption of the interest-bearing notes, preferred securities or subordinated debentures by the issuing corporation and result in prepayment of the trust preferred securities prior to their stated maturity date; (iv) future legislation may be proposed or enacted that may prohibit the corporation from deducting its interest payments on the interest-bearing notes, preferred securities or subordinated debentures for tax purposes, making redemption of these instruments likely; (v) a corporation may redeem the interest-bearing notes, preferred securities or subordinated debentures in whole at any time or in part from time to time on or after a stated call date; (vi) trust preferred securities holders have very limited voting rights; and (vii) payment of interest on the interest-bearing notes, preferred securities or subordinated debentures, and therefore distributions on the trust preferred securities, is dependent on the financial condition of the issuing corporation.


REITs. An investment in Units of the Trusts should be made with an understanding of risks inherent in an investment in REITs specifically and real estate generally (in addition to securities market risks). Generally, these include economic recession, the cyclical nature of real estate markets, competitive overbuilding, unusually adverse weather conditions, changing demographics, changes in governmental regulations (including tax laws and environmental, building, zoning and sales regulations), increases in real estate taxes or costs of material and labor, the inability to secure performance guarantees or insurance as required, the unavailability of investment capital and the inability to obtain construction financing or mortgage loans at rates acceptable to builders and purchasers of real estate. Additional risks include an inability to reduce expenditures associated with a property (such as mortgage payments and property taxes) when rental revenue declines, and possible loss upon foreclosure of mortgaged properties if mortgage payments are not paid when due.

REITs are financial vehicles that have as their objective the pooling of capital from a number of investors in order to participate directly in real estate ownership or financing. REITs are generally fully integrated operating companies that have interests in income-producing real estate. Equity REITs emphasize direct property investment, holding their invested assets primarily in the ownership of real estate or other equity interests. REITs obtain capital funds for investment in underlying real estate assets by selling debt or equity securities in the public or institutional capital markets or by bank borrowing. Thus, the returns on common equities of the REITs in which the Trusts invest will be significantly affected by changes in costs of capital and, particularly in the case of highly "leveraged" REITs (i.e., those with large amounts of borrowings outstanding), by changes in the level of interest rates. The objective of an equity REIT is to purchase income-producing real estate properties in order to generate high levels of cash flow from rental income and a gradual asset appreciation, and they typically invest in properties such as office, retail, industrial, hotel and apartment buildings and healthcare facilities.

REITs are a creation of the tax law. REITs essentially operate as a corporation or business trust with the advantage of exemption from corporate income taxes provided the REIT satisfies the requirements of Sections 856 through 860 of the Internal Revenue Code. The major tests for tax-qualified status are that the REIT (i) be managed by one or more trustees or directors, (ii) issue shares of transferable interest to its owners, (iii) have at least 100 shareholders, (iv) have no more than 50% of the shares held by five or fewer individuals, (v) invest substantially all of its capital in real estate related assets and derive substantially all of its gross income from real estate related assets and (vi) distributed at least 95% of its taxable income to its shareholders each year. If any REIT in a Trust's portfolio should fail to qualify for such tax status, the related shareholders (including such Trust) could be adversely affected by the resulting tax consequences.

The underlying value of the Securities and a Trust's ability to make distributions to Unit holders may be adversely affected by changes in national economic conditions, changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, increased competition from other properties, obsolescence of property, changes in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older properties, changes in real estate tax rates and other operating expenses, regulatory and economic impediments to raising rents, adverse changes in governmental rules and fiscal policies, dependency on management skill, civil unrest, acts of God, including earthquakes and other natural disasters (which may result in uninsured losses), acts of war, adverse changes in zoning laws, and other factors which are beyond the control of the issuers of the REITs in a Trust. The value of the REITs may at times be particularly sensitive to devaluation in the event of rising interest rates.

REITs may concentrate investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes and office buildings. The impact of economic conditions on REITs can also be expected to vary with geographic location and property type. Investors should be aware the REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to defaults by borrowers, self-liquidation, the market's perception of the REIT industry generally, and the possibility of failing to qualify for pass-through of income under the Internal Revenue Code, and to maintain exemption from the Investment Company Act of 1940. A default by a borrower or lessee may cause the REIT to experience delays in enforcing its right as mortgagee or lessor and to incur significant costs related to protecting its investments. In addition, because real estate generally is subject to real property taxes, the REITs in the Trusts may be adversely affected by increases or decreases in property tax rates and assessments or reassessments of the properties underlying the REITs by taxing authorities. Furthermore, because real estate is relatively illiquid, the ability of REITs to vary their portfolios in response to changes in economic and other conditions may be limited and may adversely affect the value of the Units. There can be no assurance that any REIT will be able to dispose of its underlying real estate assets when advantageous or necessary.

The issuer of REITs generally maintains comprehensive insurance on presently owned and subsequently acquired real property assets, including liability, fire and extended coverage. However, certain types of losses may be uninsurable or not be economically insurable as to which the underlying properties are at risk in their particular locales. There can be no assurance that insurance coverage will be sufficient to pay the full current market value or current replacement cost of any lost investment. Various factors might make it impracticable to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds received by a REIT might not be adequate to restore its economic position with respect to such property.

Under various environmental laws, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator caused or knew of the presence of such hazardous or toxic substances and whether or not the storage of such substances was in violation of a tenant's lease. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow using such real property as collateral. No assurance can be given that one or more of the REITs in the Trusts may not be presently liable or potentially liable for any such costs in connection with real estate assets they presently own or subsequently acquire while such REITs are held in the Trusts.

Foreign Issuers. Since certain of the Securities in the Trusts are, or contain, securities of foreign issuers, an investment in the Trusts involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trusts, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for such Trusts.

Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the United States dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trusts are subject to exchange control restrictions under existing law which would materially interfere with payment to such Trusts of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to such Trusts. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trusts and on the ability of such Trusts to satisfy their obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to a Trust relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by a Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by a Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trusts will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Emerging Markets. An investment in Units of the Trusts should be made with an understanding of the risks inherent with investing in certain smaller and emerging markets. Compared to more mature markets, some emerging markets may have a low level of regulation, enforcement of regulations and monitoring of investors' activities. Those activities may include practices such as trading on material non-public information. The securities markets of developing countries are not as large as the more established securities markets and have substantially less trading volume, resulting in a lack of liquidity and high price volatility. There may be a high concentration of market capitalization and trading volume in a small number of issuers representing a limited number of industries as well as a high concentration of investors and financial intermediaries. These factors may adversely affect the timing and pricing of the acquisition or disposal of securities.

In certain emerging markets, registrars are not subject to effective government supervision nor are they always independent from issuers. The possibility of fraud, negligence, undue influence being exerted by the issuer or refusal to recognize ownership exists, which, along with other factors, could result in the registration of a shareholding being completely lost. Investors should therefore be aware that a Trust could suffer loss arising from these registration problems. In addition, the legal remedies in emerging markets are often more limited than the remedies available in the United States.

Practices pertaining to the settlement of securities transactions in emerging markets involve higher risks than those in developed markets, in large part because of the need to use brokers and counterparties who are less well capitalized, and custody and registration of assets in some countries may be unreliable. As a result, brokerage commissions and other fees are generally higher in emerging markets and the procedures and rules governing foreign transactions and custody may involve delays in payment, delivery or recovery of money or investments. Delays in settlement could result in investment opportunities being missed if a Trust is unable to acquire or dispose of a security. Certain foreign investments may also be less liquid and more volatile than U.S. investments, which may mean at times that such investments are unable to be sold at desirable prices.

Political and economic structures in emerging markets often change rapidly, which may cause instability. In adverse social and political circumstances, governments have been involved in policies of expropriation, confiscatory taxation, nationalization, intervention in the securities market and trade settlement, and imposition of foreign investment restrictions and exchange controls, and these could be repeated in the future. In addition to withholding taxes on investment income, some governments in emerging markets may impose different capital gains taxes on foreign investors. Foreign investments may also be subject to the risks of seizure by a foreign government and the imposition of restrictions on the exchange or export of foreign currency. Additionally, some governments exercise substantial influence over the private economic sector and the political and social uncertainties that exist for many developing countries are considerable.

Another risk common to most developing countries is that the economy is heavily export oriented and, accordingly, is dependent upon international trade. The existence of overburdened infrastructures and obsolete financial systems also presents risks in certain countries, as do environmental problems. Certain economies also depend to a large degree upon exports of primary commodities and, therefore, are vulnerable to changes in commodity prices which, in turn, may be affected by a variety of factors.

Small-Cap Companies. While historically small-cap company stocks have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Small-cap companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small-cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.


Litigation

Tobacco Industry. Certain of the issuers of Securities in the Trust may be involved in the manufacture, distribution and sale of tobacco products. Pending litigation proceedings against such issuers in the United States and abroad cover a wide range of matters including product liability and consumer protection. Damages claimed in such litigation alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, labor unions and similar entities seeking reimbursement for healthcare expenditures, aggregate many billions of dollars.

In November 1998, five of the largest tobacco companies in the United States entered into the Tobacco Master Settlement Agreement ("MSA") with 46 states to settle state lawsuits to recover costs associated with treating smoking-related illnesses. According to the MSA, the tobacco industry is projected to pay the settling states in excess of $200 billion over 25 years. Four states settled their tobacco cases separately from the MSA.

In March 2001, five states initiated court proceedings to stop R.J. Reynolds Tobacco Company ("R.J. Reynolds") from violating provisions of the MSA. The lawsuits, filed in state courts of Arizona, California, New York, Ohio and Washington, seek enforcement of restrictions on marketing, advertising and promotional activities that R.J. Reynolds agreed to under the terms of the MSA. In June 2002, a California court ruled that R.J. Reynolds unlawfully placed cigarette ads in magazines with a large percentage of readers aged 12-17, in violation of the MSA. As a result, R.J. Reynolds was ordered to pay $20 million in sanctions plus attorneys' fees and costs. An Arizona court also found R.J. Reynolds had violated the MSA. In July 2004, R.J. Reynolds and Brown & Williamson Tobacco Corporation ("B&W") combined R.J. Reynolds and the U.S. assets, liabilities and operations of B&W to form Reynolds American Inc.

On December 15, 2005, the Illinois Supreme Court reversed a $10.1 billion verdict against Altria Group's Philip Morris USA division ("Philip Morris") in what is known as the Price case, ordering a lower court to dismiss the case in which the company was accused of defrauding customers into thinking "light" cigarettes were safer than regular ones. The Court held that the Federal Trade Commission specifically authorized the use of "light" and "low tar" to describe the cigarettes, and, therefore, Philip Morris is not liable under the Illinois Consumer Fraud Act, even if the terms may be deemed false, deceptive or misleading. The case was decided on the basis of a state statute and not federal preemption. The initial $10.1 billion judgment in the Price case was handed down against Philip Morris by a trial court judge in March 2003. The Illinois Supreme Court took the unusual step of bypassing the appellate court in hearing the case on appeal directly from the trial court. The size of the original award put the company at risk for filing bankruptcy protection. In addition, because Philip Morris accounts for more than half of the annual tobacco-settlement payments to the states under the 1998 MSA, such payments could have been in jeopardy. On May 5, 2006 the Illinois Supreme Court denied the plaintiff's motion for a rehearing, and on November 27, 2006 the Supreme Court of the United States denied certiorari.

In a suit brought by the Department of Justice against Altria and other cigarette companies, a U.S. District Court ruled on August 17, 2006, that the defendants violated the Racketeer Influenced and Corrupt Organizations Act ("RICO"). However, the court refused to grant the $10 billion smoking cessation campaign and $4 billion youth counter-marketing campaign remedies requested by the government. The court did rule that Philip Morris must remove "light" and "ultra light" from its packaging. Altria is appealing this verdict.

On July 6, 2006, the Florida Supreme Court decertified a class and overturned a trial court's $145 billion punitive damages award against Philip Morris as excessive and improper as a matter of law.

On December 15, 2008 the Supreme Court of the United States ruled that consumers may sue Philip Morris under state unfair trade laws. The Court held that neither the Federal Trade Commission's actions nor the Labeling Act, which sets forth the required cigarette warning labels, preempted a lawsuit based on state law. The Court noted that the Labeling Act mandates labels aimed at providing adequate health warnings, and it bars states from requiring additional health warnings. But the Labeling Act does not prevent claims that cigarettes labeled as "light" or "low tar" are fraudulent, deceptive or misleading.

Additional pending and future litigation and/or legislation could adversely affect the value, operating revenues, financial position and sustainability of tobacco companies. The Sponsor is unable to predict the outcome of litigation pending against tobacco companies or how the current uncertainty concerning regulatory and legislative measures will ultimately be resolved. These and other possible developments may have a significant impact upon both the price of such Securities and the value of Units of Trusts containing such Securities.


Common Stocks

The following information describes the Common Stocks selected through the application of each of the Strategies which comprise a portion of the Trusts as described in the prospectus.

                    Large-Cap Growth Strategy Stocks


Consumer Discretionary
______________________

AutoZone, Inc., headquartered in Memphis, Tennessee, is a specialty retailer of automotive parts, chemicals and accessories, targeting the do-it-yourself customers. The company offers a variety of products, including new and remanufactured automotive hard parts, maintenance items and accessories.

Bed Bath & Beyond Inc., headquartered in Union, New Jersey, sells domestic merchandise (bed linens, bath accessories and kitchen textiles) and home furnishings (cookware, dinnerware, glassware and basic housewares) through retail stores.

Dollar Tree, Inc., headquartered in Chesapeake, Virginia, operates discount variety stores throughout the United States which offer merchandise at the $1 price point, including housewares, toys, seasonal goods, gifts, food, stationery, health and beauty aids, books, party goods, hardware and other consumer items.

O'Reilly Automotive, Inc., headquartered in Springfield, Missouri, is one of the largest specialty retailers of automotive aftermarket parts, tools, supplies, equipment and accessories in the United States, selling its products to both do-it-yourself customers and professional installers. The company's retail stores are located in Missouri, Arkansas, Illinois, Iowa, Kansas, Louisiana, Nebraska, Oklahoma and Texas.

Ross Stores, Inc., headquartered in Newark, California, operates a chain of off-price retail apparel and home accessories stores. The stores offer brand name and designer merchandise at low everyday prices.

The TJX Companies, Inc., headquartered in Framingham, Massachusetts, operates "T.J. Maxx," "Marshalls," "Winners Apparel," "HomeGoods" and "T.K. Maxx" stores in the United States, Canada and Europe selling off-price family apparel, accessories, domestics and giftware.

Consumer Staples
________________

Costco Wholesale Corporation, headquartered in Issaquah, Washington, operates a chain of wholesale cash-and-carry membership warehouses that sell high-quality, nationally branded and selected private label merchandise at low prices to businesses and individuals who are members of selected employee groups. The company's warehouses are located in the United States, Canada, Japan, Korea, Mexico, Taiwan and the United Kingdom.

The Hershey Company, headquartered in Hershey, Pennsylvania, manufactures, distributes and sells consumer food products. The company produces and distributes a line of chocolate and non-chocolate, confectionery and grocery products in the United States and internationally.

Lorillard, Inc., headquartered in Greensboro, North Carolina, is engaged in the manufacture and marketing of cigarettes. The company sells to distributors and retailers in the United States.

Monster Beverage Corporation, headquartered in Corona, California, through its subsidiaries, engages in the development, marketing, sale, and distribution of beverages in the United States and Canada.

Wal-Mart Stores, Inc., headquartered in Bentonville, Arkansas, is the largest retailer in the United States measured by total revenues. The company operates "Wal-Mart" retail discount department stores, "Wal-Mart Supercenters" and "Sam's" wholesale clubs in the United States and several other countries.

Whole Foods Market, Inc., headquartered in Austin, Texas, engages in the sale of natural food and nutritional products, primarily through its natural foods supermarkets and direct marketing of nutritional supplements.

Financials
__________

Marsh & McLennan Companies, Inc., headquartered in New York, New York, through subsidiaries and affiliates, provides insurance and reinsurance services worldwide as broker, agent or consultant for clients; and designs, distributes and administers a wide range of insurance and financial products and services. The company also provides consulting, securities investment advisory and management services.

Health Care
___________

AmerisourceBergen Corporation, headquartered in Chesterbrook,
Pennsylvania, is a wholesale distributor of pharmaceuticals and related healthcare services to a variety of healthcare providers.

Becton, Dickinson and Company, headquartered in Franklin Lakes, New Jersey, manufactures and sells medical supplies, medical devices and diagnostic systems. The company's products are used by both healthcare professionals and the general public and are marketed globally.

Biogen Idec Inc., headquartered in Cambridge, Massachusetts, is a biopharmaceutical company engaged primarily in the research, development, manufacture and commercialization of targeted therapies for the treatment of cancer and autoimmune and inflammatory diseases.

Bristol-Myers Squibb Company, headquartered in New York, New York, through divisions and subsidiaries, produces and distributes pharmaceutical and non-prescription health products, toiletries and beauty aids, and medical devices.

Cerner Corporation, headquartered in Kansas City, Missouri, designs, develops, markets, installs and supports member/patient-focused clinical and management information systems that are capable of being implemented on an individual, combined or enterprise-wide basis.

McKesson Corporation, headquartered in San Francisco, California, is a healthcare services company providing supply management, software solutions and comprehensive services to the healthcare industry.

Industrials
___________

C.H. Robinson Worldwide, Inc., headquartered in Eden Prairie, Minnesota, offers multimodal transportation services and a variety of logistics solutions, including fresh produce sourcing and freight consolidation. The company operates a network of offices in the United States and internationally.

Cummins Inc., headquartered in Columbus, Indiana, designs, manufactures, distributes and services diesel and natural gas engines. The company also produces electric power generation systems and engine-related products, such as filtration and emissions solutions, fuel systems, controls and air handling systems. The company's products are used by customers in a wide variety of automotive and industrial markets and for power generation.

Union Pacific Corporation, headquartered in Omaha, Nebraska, operates through subsidiaries in the areas of rail transportation (Union Pacific Railroad Co. and Southern Pacific Rail Corp.) and trucking (Overnite Transportation Company).

United Technologies Corporation, headquartered in Hartford, Connecticut, makes Pratt & Whitney aircraft jet engines and spare parts; Otis elevators and escalators; Carrier heating, ventilating and air conditioning equipment; automotive products and systems; Sikorsky helicopters; and Hamilton Sundstrand aerospace systems.

W.W. Grainger, Inc., headquartered in Lake Forest, Illinois, is a distributor of maintenance, repair, and operating supplies, services and related information to the commercial, industrial, contractor and institutional markets in North America.

Information Technology
______________________

Apple Inc., headquartered in Cupertino, California, designs, manufactures, and markets microprocessor-based personal computers and related personal computing, audio and video, and communicating devices. The company sells its product line worldwide through its retail stores, an online store, and third-party wholesalers.

eBay Inc., headquartered in San Jose, California, operates an online person-to-person trading community on the Internet, bringing together buyers and sellers in an auction format to trade personal items such as antiques, coins, collectibles, computers, memorabilia, stamps and toys.

International Business Machines Corporation, headquartered in Armonk,
New York, provides customer solutions through the use of advanced information technologies. The company offers a variety of solutions that include services, software, systems, products, financing and technologies.

Intuit Inc., headquartered in Mountain View, California, develops, sells and supports personal finance, small business accounting, tax preparation and other consumer software products, and related electronic services and supplies that enable users to automate commonly performed financial tasks. The company sells its products worldwide.

Oracle Corporation, headquartered in Redwood Shores, California, designs, develops, markets and supports computer software products with a wide variety of uses, including database management, application development, business intelligence and business applications.

Visa, Inc., headquartered in San Francisco, California, through its subsidiaries, operates retail electronic payments network worldwide.


                     Large-Cap Value Strategy Stocks


Consumer Discretionary
______________________

Comcast Corporation (Class A), headquartered in Philadelphia,
Pennsylvania, together with its subsidiaries, provides consumer entertainment, information, and communication products and services to the residential and commercial customers in the United States.

Kohl's Corporation, headquartered in Menomonee Falls, Wisconsin, operates family oriented, specialty department stores primarily in the Midwest and mid-Atlantic that feature quality, moderately priced apparel, shoes, accessories, soft home products and housewares.

Consumer Staples
________________

ConAgra Foods, Inc., headquartered in Omaha, Nebraska, is a diversified food company that operates across the food chain, from agricultural input to the production and sale of branded consumer products.

CVS Caremark Corporation, headquartered in Woonsocket, Rhode Island, is a drugstore chain specializing in prescription drugs, over-the-counter drugs, photofinishing services and film, greeting cards, beauty and cosmetics, convenience foods and seasonal merchandise.

Walgreen Co., headquartered in Deerfield, Illinois, operates a nationwide chain of retail drugstores throughout the United States and Puerto Rico. The company's stores sell prescription and nonprescription drugs, general merchandise, cosmetics, liquor and beverages, toiletries and tobacco products. The company also operates two mail-order facilities.

Energy
______

Apache Corporation, headquartered in Houston, Texas, is an independent energy company that explores for, develops, and produces natural gas, crude oil and natural gas liquids.

Chevron Corporation, headquartered in San Francisco, California, is engaged in fully integrated petroleum operations, chemicals operations, and coal mining through subsidiaries and affiliates worldwide. The company markets its petroleum products under brand names such as "Chevron," "Texaco," "Caltex," "Havoline" and "Delo." The company is also developing businesses in the areas of e-commerce and technology.

ConocoPhillips, headquartered in Bartlesville, Oklahoma, explores for and produces crude oil and natural gas worldwide, markets refined products and manufactures chemicals. The company's chemicals segment manufactures and markets petrochemicals and plastics on a worldwide basis.

Exxon Mobil Corporation, headquartered in Irving, Texas, explores for, produces, transports and sells crude oil and natural gas petroleum products. The company also explores for and mines coal and other minerals properties; makes and sells petrochemicals; and owns interests in electrical power generation facilities.

Occidental Petroleum Corporation, headquartered in Los Angeles,
California, is a multinational organization whose principal business segments are oil and gas exploration, production and marketing and chemicals production and marketing.

Financials
__________

The Chubb Corporation, headquartered in Warren, New Jersey, is a holding company with subsidiaries principally engaged in the property and casualty insurance business.

CME Group Inc., headquartered in Chicago, Illinois, offers market participants the opportunity to trade futures contracts and options on futures contracts, primarily in four product areas, including interest rates, stock indexes, foreign exchange and commodities.

Health Care
___________

Humana Inc., headquartered in Louisville, Kentucky, is a health benefits company that offers coordinated health insurance coverage and related services through a variety of traditional and Internet-based plans for employer groups and government-sponsored programs.

Medtronic, Inc., headquartered in Minneapolis, Minnesota, makes and sells implantable cardiac pacemakers, implantable and external defibrillators, heart valves, and other vascular, cardiac and neurological products.

Stryker Corporation, headquartered in Kalamazoo, Michigan, develops, makes and markets specialty surgical and medical products, including orthopedic implants, powered surgical instruments, endoscopic systems and patient care and handling equipment for the global market; and provides physical therapy services in the United States.

Thermo Fisher Scientific Inc., headquartered in Waltham, Massachusetts, provides technology-based instruments, systems and components that offer solutions for markets ranging from life sciences to telecommunications to food, drug and beverage production.

UnitedHealth Group Incorporated, headquartered in Minnetonka, Minnesota, is aligned into four businesses which work together to provide customers with an integrated set of health and well-being products and services. These businesses include: Health Care Services; OptumHealth; Ingenix; and Prescription Solutions.

WellPoint, Inc., headquartered in Indianapolis, Indiana, through its subsidiaries, operates as a commercial health benefits company in the United States. The company offers a spectrum of network-based managed care plans to the large and small employer, individual, Medicaid, and senior markets.

Industrials
___________

FedEx Corporation, headquartered in Memphis, Tennessee, is a global provider of transportation, e-commerce and supply chain management services.

General Dynamics Corporation, headquartered in Falls Church, Virginia, is engaged in the businesses of shipbuilding and marine systems, business aviation, information systems, and land and amphibious combat systems.

Northrop Grumman Corporation, headquartered in Los Angeles, California, provides technologically advanced products, services and solutions in defense and commercial electronics, systems integration, information and non-nuclear shipbuilding and systems.

Raytheon Company, headquartered in Lexington, Massachusetts, is in the business of defense electronics, including missiles; radar; sensors and electro-optics; intelligence, surveillance and reconnaissance; command, control, communication and information systems; naval systems; air traffic control systems; aircraft integration systems; and technical services.

Information Technology
______________________

Activision Blizzard, Inc., headquartered in Santa Monica, California, is a publisher, developer and distributor of interactive entertainment and leisure software and peripheral products. The company's product line includes action, adventure, racing, sports, first-person action, strategy and simulation products.

Applied Materials, Inc., headquartered in Santa Clara, California, develops, makes, sells, and services semiconductor wafer fabrication equipment and related spare parts for the worldwide semiconductor industry.

CA Inc., headquartered in Islandia, New York, designs, develops, markets, licenses and supports a wide range of integrated computer software products.

Corning Incorporated, headquartered in Corning, New York, with subsidiaries, manufactures and sells optical fiber, cable, hardware and components for the global telecommunications industry; ceramic emission control substrates used in pollution-control devices; and plastic and glass laboratory products. The company also produces high-performance displays and components for television and other communications-related industries.

Materials
_________

CF Industries Holdings, Inc., headquartered in Long Grove, Illinois, engages in the manufacture and distribution of nitrogen and phosphate fertilizer products in North America. The company has developed a process to extract uranium from its production of phosphate fertilizer products for use in nuclear reactors.

Utilities
_________

NextEra Energy Inc., headquartered in Juno Beach, Florida, through its subsidiaries, engages in the generation, transmission, distribution and sale of electric energy in Florida.

Public Service Enterprise Group Incorporated, headquartered in Newark, New Jersey, generates, transmits, distributes and sells electric energy, and produces, transmits, distributes and sells natural or manufactured gas in New Jersey.

Xcel Energy, Inc., headquartered in Minneapolis, Minnesota, is engaged in the generation, transmission and distribution of electricity and natural gas.


                     Mid-Cap Growth Strategy Stocks


Consumer Discretionary
______________________

Advance Auto Parts, Inc., headquartered in Roanoke, Virginia, is a specialty retailer of automotive parts, accessories and maintenance items to do-it-yourself customers in the United States, Puerto Rico and the Virgin Islands.

Apollo Group, Inc. (Class A), headquartered in Phoenix, Arizona, through its subsidiaries, offers higher education programs and services for working adults at over 100 campuses and learning centers in the United States, Puerto Rico and London, England. The company offers accredited degree programs, certificate programs and customized training.

Coinstar, Inc., headquartered in Bellevue, Washington, owns and operates a multinational fully automated network of self-service coin-counting machines installed primarily in supermarkets across the United States, in Canada and in the United Kingdom.

Family Dollar Stores, Inc., headquartered in Charlotte, North Carolina, operates a chain of self-service retail discount stores in 44 states and Washington, D.C.

PetSmart, Inc., headquartered in Phoenix, Arizona, operates superstores and an e-commerce site specializing in pet food, supplies and services.

Tractor Supply Company, headquartered in Nashville, Tennessee, is an operator of retail farm and ranch stores in the United States.

Consumer Staples
________________

Casey's General Stores, Inc., headquartered in Ankeny, Iowa, operates convenience stores in small towns in the Midwest. The stores offer food, beverages and non-food products such as health and beauty aids, tobacco products, automotive products and gasoline by company stores and from the wholesale sale of merchandise items and gasoline to franchised stores.

Church & Dwight Co., Inc., headquartered in Princeton, New Jersey, manufactures and sells sodium bicarbonate-based products which the company sells under the "Arm and Hammer" trademark.

Hormel Foods Corporation, headquartered in Austin, Minnesota, engages in the production and marketing of various meat and food products primarily in the United States.

Nu Skin Enterprises, Inc. (Class A), headquartered in Provo, Utah, is a global direct selling company. The company develops and distributes personal care products and nutritional supplements. The company markets its products in the Americas, Europe and the Asia Pacific region. The company also provides marketing and distribution of technology-based products through Big Planet, Inc.

United Natural Foods, Inc., headquartered in Dayville, Connecticut, is an independent national distributor of natural foods and related products, serving natural products retailers, super natural chains and conventional supermarkets in the United States.

Energy
______

Western Refining, Inc., headquartered in El Paso, Texas, operates as an independent crude oil refiner and marketer of refined products.

Health Care
___________

DaVita, Inc., headquartered in Torrance, California, is a provider of integrated dialysis services for patients suffering from chronic kidney failure, also known as end-stage renal diseases.

Henry Schein, Inc., headquartered in Melville, New York, is a large distributor of healthcare products and services, including practice management software, to office-based healthcare practitioners in the combined North American and European markets. The company's operations include direct marketing, telesales and field sales.

Pharmacyclics, Inc., headquartered in Sunnyvale, California, is a pharmaceutical company developing products to improve current therapeutic approaches to cancer, atherosclerosis and retinal disease. The company's products are patented agents derived from its technology platform for designing and synthesizing energy-potentiating drugs.

Questcor Pharmaceuticals, Inc., headquartered in Union City, California, focuses on developing and commercializing pharmaceutical drugs primarily in the United States.

ResMed Inc., headquartered in Poway, California, makes and distributes medical equipment for the treatment of sleep disordered breathing related respiratory conditions. The company sells a comprehensive range of treatment and diagnostic devices.

United Therapeutics Corporation, headquartered in Silver Spring, Maryland, a biotechnology company, engages in the development and commercialization of therapeutic products for patients with chronic and life-threatening diseases. The company's products are primarily focused in the therapeutic areas of cardiovascular, cancer and infectious diseases.

Industrials
___________

Delta Air Lines, Inc., headquartered in Atlanta, Georgia, provides scheduled air transportation for passengers and cargo in the United States and internationally.

Old Dominion Freight Line, Inc., headquartered in Thomasville, North Carolina, is a motor carrier transporting primarily less-than-truckload shipments of general commodities, including consumer goods, textiles and capital goods.

Rollins, Inc., headquartered in Atlanta, Georgia, provides pest and termite control services to residential and commercial customers through the wholly-owned Orkin Exterminating Company, Inc.

United Continental Holdings Inc., headquartered in Elk Grove Township, Illinois, through its subsidiary, United Air Lines, Inc., provides transportation of persons, property, and mail in the United States and internationally.

Valmont Industries, Inc., headquartered in Omaha, Nebraska, and its subsidiaries engage in the production of fabricated metal products; metal and concrete pole and tower structures; and mechanized irrigation systems, as well as provision of metal coating services.

Information Technology
______________________

Diebold, Incorporated, headquartered in North Canton, Ohio, develops, manufactures, sells and services automated teller machines, electronic and physical security systems, various products to equip bank facilities, and software and integrated systems.

Dolby Laboratories Inc., headquartered in San Francisco, California, engages in the development and delivery of products and technologies for the entertainment industry worldwide.

Jack Henry & Associates, Inc., headquartered in Monett, Missouri, provides integrated computer systems for in-house and service bureau data processing to commercial banks and financial institutions.

LSI Corporation, headquartered in Milpitas, California, designs, develops, makes and sells application-specific integrated circuits.

Skyworks Solutions, Inc., headquartered in Woburn, Massachusetts, is a wireless semiconductor company focused on radio frequency and complete semiconductor system solutions for mobile communications applications.

Syntel, Inc., headquartered in Troy, Michigan, provides information technology (IT) and knowledge process outsourcing (KPO) services worldwide.

Materials
_________

Silgan Holdings Inc., headquartered in Stamford, Connecticut, is a manufacturer of consumer goods packaging products that currently produces steel and aluminum containers, custom designed plastic containers and specialty packing items.


                      Mid-Cap Value Strategy Stocks


Consumer Discretionary
______________________

Aaron's, Inc., headquartered in Atlanta, Georgia, operates as a specialty retailer of consumer electronics, computers, residential and office furniture, household appliances, and accessories in the United States and Canada.

Dillard's, Inc. (Class A), headquartered in Little Rock, Arkansas, operates traditional department stores located primarily in the midwestern, southeastern and southwestern United States. The stores offer fashion apparel and home furnishings.

Foot Locker, Inc., headquartered in New York, New York, is a global retailer of athletic footwear and apparel, operating primarily mall-based stores in North America, Europe and Australia.

GameStop Corporation (Class A), headquartered in Grapevine, Texas, is a specialty retailer of video game products and personal computer entertainment software in the United States and abroad.

The Washington Post Company (Class B), headquartered in Washington, D.C., is a diversified media organization whose operations consist of newspaper publishing, television broadcasting and magazine publishing.

Consumer Staples
________________

Green Mountain Coffee Roasters, Inc., headquartered in Waterbury,
Vermont, engages in the roasting, distribution, and sale of coffee products primarily in the Northeastern United States.

Molson Coors Brewing Company, headquartered in Denver, Colorado, produces beers that are designed to appeal to a range of consumer tastes, styles and price preferences.

Tyson Foods, Inc. (Class A), headquartered in Springdale, Arkansas, produces, processes and markets a variety of food products consisting of value-enhanced chicken, fresh and frozen chicken, beef and pork products and prepared foods. The company also produces flour and corn tortillas, taco shells, and high-protein animal food ingredients. The company's products are marketed through its food service, wholesale membership clubs, retail and international divisions.

Energy
______

HollyFrontier Corporation, headquartered in Dallas, Texas, is an independent petroleum refiner that produces high-value light products such as gasoline, diesel fuel and jet fuel.

Tesoro Corporation, headquartered in San Antonio, Texas, and its subsidiaries engage in refining and marketing petroleum products in the United States.

World Fuel Services Corporation, headquartered in Miami, Florida, markets marine and aviation fuel services.

Financials
__________

Alleghany Corporation, headquartered in New York, New York, is engaged, through its subsidiaries, in the property, casualty, fidelity, and surety insurance businesses. The company also has a industrial minerals business and a steel and fastener importing and distribution business.

American Financial Group, Inc., headquartered in Cincinnati, Ohio, is a holding company which, through subsidiaries, is engaged primarily in property and casualty insurance, focusing on specialized commercial products for businesses, and in the sale of retirement annuities, life and supplemental health insurance products.

Fidelity National Financial, Inc., headquartered in Jacksonville, Florida, is engaged in issuing title insurance policies and performing other title-related services arising from real estate closings. The company utilizes both in-house employees and independent agents in providing its services.

Hatteras Financial Corp., headquartered in Winston-Salem, North
Carolina, operates as an externally-managed mortgage real estate investment trust. It invests in adjustable-rate and hybrid adjustable-rate single-family residential mortgage pass-through securities guaranteed or issued by United States Government agencies, or by United States Government-sponsored entities.

MFA Financial, Inc., headquartered in New York, New York, is a self-managed real estate investment trust which is primarily engaged in the business of investing in high-grade adjustable-rate mortgage-backed securities.

ProAssurance Corporation, headquartered in Birmingham, Alabama, is a risk management and claims defense company with a license to write business across the United States. The company provides medical professional liability insurance to policyholders throughout the United States and also provides automobile, homeowners, umbrella and boat coverages for educational employees and their families.

Health Care
___________

Boston Scientific Corporation, headquartered in Natick, Massachusetts, makes minimally invasive medical devices used in a broad range of interventional medical specialties, including cardiology, electrophysiology, gastroenterology, neuro-endovascular therapy, radiology, urology and vascular surgery.

The Cooper Companies, Inc., headquartered in Pleasanton, California, provides proprietary products and services in two areas: specialty contact lenses; and diagnostic and surgical instruments for women's health care. Major brand names include "Hydrasoft," "Preference," "Vantage," "Permaflex" and "Cooper Clear."

Forest Laboratories, Inc., headquartered in New York, New York, develops, manufactures and sells both branded and generic forms of ethical drug products that require a physician's prescription, as well as non-prescription pharmaceutical products sold over-the-counter.

MEDNAX, Inc., headquartered in Sunrise, Florida, is a provider of physician management services for hospital-based maternal-fetal, neonatal, pediatric intensive care, and pediatric cardiology specialties.

Industrials
___________

KBR, Inc., headquartered in Houston, Texas, operates as an engineering, construction, and services company supporting energy, petrochemicals, government services, and civil infrastructure industries worldwide.

L-3 Communications Holdings, Inc., headquartered in New York, New York, is a merchant supplier of secure communication systems and specialized communication products, including secure, high data rate systems, microwave components, avionics and ocean systems, and telemetry and space products.

Seaboard Corporation, headquartered in Merriam, Kansas, operates as an agribusiness and transportation company that primarily engages in the production and processing of pork. The company also mills flour and feed, farms produce, produces sugar, merchandises commodities, and generates electric power overseas.

Information Technology
______________________

Avnet Inc., headquartered in Phoenix, Arizona, distributes electronic components, enterprise network and computer equipment, and embedded subsystems.

EchoStar Corporation (Class A), headquartered in Englewood, Colorado, is a manufacturer of broadcast satellite antennas and receivers. The company also offers commercial satellite services.

Ingram Micro Inc., headquartered in Santa Ana, California, is a wholesale distributor of information technology products and services. The company also markets computer hardware, networking equipment, and software products, and provides supply chain optimization services and demand generation services for its suppliers and reseller customers.

Telecommunication Services
__________________________

Telephone and Data Systems, Inc., headquartered in Chicago, Illinois, is a diversified telecommunications services company with cellular telephone and telephone operations.

United States Cellular Corporation, headquartered in Chicago, Illinois, owns, operates and invests in cellular telephone systems throughout the United States.

Utilities
_________

Pinnacle West Capital Corporation, headquartered in Phoenix, Arizona, owns Arizona Public Service Company, an electric utility that provides retail and wholesale electric service to substantially all of Arizona, with the major exceptions of the Tucson metropolitan area and approximately one-half of the Phoenix metropolitan area.


                    Small-Cap Growth Strategy Stocks


Consumer Discretionary
______________________

The Buckle, Inc., headquartered in Kearney, Nebraska, is a retailer of casual apparel for young men and women. The company markets mostly brand name apparel, including denims, sportswear, outerwear, shoes and accessories.

Buffalo Wild Wings Inc., headquartered in Minneapolis, Minnesota, is a chain of casual dining restaurants with made-to-order menu items which include New York style chicken wings. The company operates and franchises restaurants in many states.

The Children's Place Retail Stores, Inc., headquartered in Secaucus, New Jersey, is a specialty retailer of apparel and accessories for children from newborn to 12 years of age. The company designs, sources and markets its products under "The Children's Place" brand name for sale exclusively in its stores.

Hibbett Sports Inc., headquartered in Birmingham, Alabama, operates a chain of full-line athletic sporting goods stores in small to mid-sized markets predominantly in the southeast, mid-Atlantic and midwest. The stores sell athletic footwear, apparel and equipment. The company operates under the names "Hibbett Sports" and "Sports & Co."

Pier 1 Imports, Inc., headquartered in Fort Worth, Texas, retails decorative home furnishings, gifts and related items from about 60 countries worldwide. The company operates stores in the United States, Canada, Japan, Mexico, Puerto Rico and the United Kingdom.

Texas Roadhouse, Inc., headquartered in Louisville, Kentucky, is a moderately priced, full service restaurant chain.

Consumer Staples
________________

The Boston Beer Company, Inc., headquartered in Boston, Massachusetts, produces malt beverages and hard cider products primarily in the United States.

Darling International Inc., headquartered in Irving, Texas, provides rendering, recycling, and recovery solutions to the food industry primarily in the United States.

Harris Teeter Supermarkets Inc., headquartered in Charlotte, North Carolina, through its subsidiaries, operates a regional chain of supermarkets in the United States.

Lancaster Colony Corporation, headquartered in Columbus, Ohio, operates in three retail business segments: specialty foods, glassware and candles, and automotive.

Energy
______

CARBO Ceramics Inc., headquartered in Irving, Texas, produces and supplies ceramic proppant for use in the hydraulic fracturing of natural gas and oil wells. Hydraulic fracturing is a method of increasing production from oil and gas wells. Proppant, a granular material, is suspended and transported in the fluid and fills the fracture, propping it open once high-pressure pumping stops.

Financials
__________

AmTrust Financial Services, Inc., headquartered in New York, New York, through its subsidiaries, provides specialty property and casualty insurance, workers' compensation, and extended service plans, primarily in the United States and European Union

First Cash Financial Services, Inc., headquartered in Arlington, Texas, is engaged in the operation of pawn stores that lend money on the collateral of pledged personal property and retail previously owned merchandise acquired through pawn forfeitures.

UMB Financial Corporation, headquartered in Kansas City, Missouri, is a multi-bank holding company, providing banking and other financial services thoughout the United States. Services include commercial loans and lines of credit, letters of credit, asset-based financing, asset securitization, factoring, private and public placement of senior debt, equity and mezzanine financing, and merger and acquisition consulting services.

Health Care
___________

Chemed Corporation, headquartered in Cincinnati, Ohio, provides hospice services for patients with severe, life-limiting illnesses through its VITAS Healthcare Corporation subsidiary.

Idenix Pharmaceuticals Inc., headquartered in Cambridge, Massachusetts, a biopharmaceutical company, engages in the discovery and development of drugs for the treatment of human viral diseases in the United States and Europe.

The Medicines Co., headquartered in Parsippany, New Jersey, operates as a global pharmaceutical company with a focus on advancing the treatment of critical care patients.

MWI Veterinary Supply, Inc., headquartered in Meridian, Idaho, distributes animal health products to veterinarians in the United States.

Owens & Minor, Inc., headquartered in Glen Allen, Virginia, is a distributor of national name brand medical/surgical supplies, serving hospitals, integrated healthcare systems and group purchasing organizations, with distribution centers located throughout the United States.

Thoratec Corporation, headquartered in Pleasanton, California, is engaged in the research, development, manufacture and marketing of medical devices used in circulatory support and vascular graft applications. In addition, the company also supplies whole blood coagulation test equipment.

Industrials
___________

Beacon Roofing Supply, Inc., headquartered in Peabody, Massachusetts, distributes residential and nonresidential roofing materials in the United States and Canada. The company also offers other complementary building materials, including siding, windows, specialty lumber products, and waterproofing systems for residential and nonresidential building exteriors.

Cubic Corporation, headquartered in San Diego, California, designs, develops, and manufactures electronic products such as: military range instrumentation, communications, surveillance and avionics systems, computer simulators and automatic revenue collection equipment.

Healthcare Services Group, Inc., headquartered in Bensalem,
Pennsylvania, provides housekeeping, laundry, linen, facility maintenance and food services to the healthcare industry, including nursing homes, retirement complexes, rehabilitation centers and hospitals located throughout the United States.

Heartland Express, Inc., headquartered in Coralville, Iowa, a short-to-medium haul truckload carrier, provides nationwide transportation service to major shippers.

Tetra Tech, Inc., headquartered in Pasadena, California, provides specialized management consulting and technical services in three principal business areas: resource management, infrastructure and communications.

Werner Enterprises, Inc., headquartered in Omaha, Nebraska, is a transportation company engaged in hauling truckload shipments of general commodities in both interstate and intrastate commerce.

Information Technology
______________________

MAXIMUS, Inc., headquartered in Reston, Virginia, is a provider of program management and consulting services to government agencies throughout the United States.

OSI Systems, Inc., headquartered in Hawthorne, California, and its subsidiaries engage in the development, manufacture and sale of security and inspection systems, medical monitoring and imaging products, and optoelectronic devices, and value added subsystems worldwide.

Zebra Technologies Corporation, headquartered in Vernon Hills, Illinois, engages in the design, manufacture, and support of a range of direct thermal and thermal transfer label and receipt printers, radio frequency identification printer/encoders, dye sublimation card printers, and digital photo printers. These products are used to provide bar code labeling, personal identification, and specialty printing solutions principally in the manufacturing, retail, service and government sectors.

Materials
_________

Gold Resource Corporation, headquartered in Colorado Springs, Colorado, an exploration stage company, engages in the exploration for and production of gold and silver in Mexico. It also explores for copper, lead, and zinc ores.


                     Small-Cap Value Strategy Stocks


Consumer Discretionary
______________________

DeVry, Inc., headquartered in Oakbrook Terrace, Illinois, provides career-oriented technology-based education to high school graduates in the United States and Canada, through its wholly-owned subsidiaries DeVry Institutes of Technology, Denver Technical College, Keller Graduate School of Management and Becker Conviser CPA Review.

Iconix Brand Group, Inc., headquartered in New York, New York, a brand management company, engages in the ownership, licensing, and marketing of a portfolio of owned consumer brands worldwide.

Rent-A-Center, Inc., headquartered in Plano, Texas, operates franchised and company-owned rent-to-own stores. The company's stores offer home electronics, appliances, furniture and accessories primarily to individuals under flexible rental purchase agreements that allow the customer to obtain ownership at the conclusion of an agreed upon rental period.

Consumer Staples
________________

Weis Markets, Inc., headquartered in Sunbury, Pennsylvania, operates retail food markets in Pennsylvania, Maryland, New Jersey, New York, Virginia and West Virginia. The company also operates the SuperPetz pet supply chain of stores.

Energy
______

Delek US Holdings, Inc., headquartered in Franklin, Tennessee, through its subsidiaries, engages in the refining and marketing of petroleum products in the United States.

Unit Corporation, headquartered in Tulsa, Oklahoma, through its wholly-owned subsidiaries, contracts to drill onshore oil and natural gas wells for others and explores for, develops, acquires and produces oil and natural gas properties for itself.

Financials
__________

Anworth Mortgage Asset Corporation, headquartered in Santa Monica, California, is a real estate investment trust that invests in agency mortgage assets acquired primarily in the secondary mortgage market. The company employs short-term borrowings as collateral in the acquisition of additional mortgage assets.

Capstead Mortgage Corporation, headquartered in Dallas, Texas, is a self-managed real estate investment trust that, together with its subsidiaries, invests in real estate-related assets on a leveraged basis that primarily consist of residential adjustable-rate mortgage securities issued and guaranteed by government-sponsored entities.

Cash America International, Inc., headquartered in Fort Worth, Texas, is a provider of secured non-recourse loans, commonly referred to as pawn loans, to individuals in the United States, United Kingdom and Sweden.

CYS Investments Inc., headquartered in New York, New York, is a real estate investment trust that is a specialty finance company with the objective of achieving consistent risk-adjusted investment income. The company invests on a leveraged basis for which the principal and interest payments are guaranteed exclusively in whole-pool residential mortgage pass-through securities.

EZCORP, Inc., headquartered in Austin, Texas, is primarily engaged in operating pawnshops and payday loan stores, which function as convenient sources of short-term cash and as value-oriented specialty retailers of primarily previously owned merchandise.

Knight Capital Group, Inc., headquartered in Jersey City, New Jersey, through its subsidiaries, Trimark Securities, Inc. and Knight Securities, Inc., operates as a market maker in Nasdaq securities, other over-the-counter (OTC) equity securities, and equity securities listed on the New York Stock Exchange (NYSE) and the American Stock Exchange
(AMEX).

Health Care
___________

LifePoint Hospitals, Inc., headquartered in Brentwood, Tennessee, is engaged primarily in the operation and management of healthcare facilities, in particular, general, acute care hospitals in non-urban communities in the United States.

Magellan Health Services, Inc., headquartered in Avon, Connecticut, is engaged in the delivery of behavioral healthcare treatment services. Services are provided through a network of third-party treatment providers, which includes psychologists, psychiatric hospitals, psychiatrists and residential treatment centers.

Industrials
___________

Aecom Technology Corp., headquartered in Los Angeles, California, provides professional technical and management support services to government and commercial clients worldwide.

Alliant Techsystems Inc., headquartered in Minneapolis, Minnesota, is a leader in the production of solid propulsion rocket motors. The company builds motors for space launch vehicles and is one of the top suppliers of ammunition (which ranges from small-caliber rounds to tank ammunition) to the United States and its allies. The company also makes anti-tank mines, aircraft weapons systems, and other high-tech and alternative energy components.

JetBlue Airways Corporation, headquartered in Forest Hills, New York, is a low-fare, low-cost passenger airline that provides service primarily on point-to-point routes.

UniFirst Corporation, headquartered in Wilmington, Massachusetts, together with its subsidiaries, provides workplace uniforms and protective work wear clothing in the United States.

Information Technology
______________________

AVX Corporation, headquartered in Myrtle Beach, South Carolina, makes and supplies a broad line of passive electronic components and related products. The company also makes and sells electronic connectors, and distributes and sells certain passive components and connectors manufactured by Kyocera Corp.

CACI International Inc., headquartered in Arlington, Virginia, is an international information systems and high technology services corporation. The company provides services to U.S. defense and civilian agencies and to commercial enterprises.

Convergys Corporation, headquartered in Cincinnati, Ohio, is a provider of outsourced billing and customer management solutions, which encompass activities such as targeting, acquiring, serving and retaining customers on behalf of its clients.

ManTech International Corporation, headquartered in Fairfax, Virginia, delivers a variety of information technology and technical services to United States federal government customers. The company focuses on critical national defense programs for the intelligence community and the Department of Defense. The company designs, develops and operates enterprise information technology and communication systems and infrastructures.

SYNNEX Corporation, headquartered in Fremont, California, operates as an information technology supply chain services company.

Tech Data Corporation, headquartered in Clearwater, Florida, is a full-line distributor of technology products. The company serves resellers in the United States, Canada, the Caribbean, Latin America, Europe and the Middle East. The company also provides pre- and post-sale training, service, and support, as well as configuration and assembly services and electronic commerce solutions.

Materials
_________

Hecla Mining Company, headquartered in Coeur D'Alene, Idaho, is a precious metals company engaged in the exploration for and development and mining of mineral resources. The company has operations in Idaho, Alaska, Mexico and Venezuela.

Minerals Technologies Inc., headquartered in New York, New York, is a resource- and technology-based company that develops, produces and markets worldwide a broad range of specialty mineral, mineral-based and synthetic mineral products.

Sensient Technologies Corporation, headquartered in Milwaukee,
Wisconsin, supplies colors, flavors, and fragrances. The company manufactures a variety of cosmetic and pharmaceutical additives, ink-jet inks, and food and beverage flavors.

Utilities
_________

IDACORP, Inc., headquartered in Boise, Idaho, a holding company, is a public utility engaged in the generation, purchase, transmission, distribution and sale of electricity in Idaho, Nevada and Oregon.

NorthWestern Corporation, headquartered in Sioux Falls, South Dakota, doing business as NorthWestern Energy and together with its subsidiaries, provides electricity and natural gas in Montana, South Dakota, and Nebraska.

PNM Resources Inc., headquartered in Albuquerque, New Mexico, supplies electricity in portions of north central, southwestern and northeastern New Mexico; provides gas transportation and retail gas services in major communities in New Mexico; and manages energy, water and wastewater systems.


                      International Strategy Stocks


Consumer Discretionary
______________________

Volkswagen AG (ADR), headquartered in Wolfsburg, Germany, and its subsidiaries engage in the manufacture and sale of automobiles worldwide. The company operates in two divisions, Automotive and Financial Services.

Consumer Staples
________________

British American Tobacco Plc (ADR), headquartered in London, England, is the holding company for an international tobacco group. The group has an active business presence in approximately 180 countries around the world. Brand names include "State Express 555," "Lucky Strike," "Kent" and "Benson & Hedges."

Nestle S.A. (ADR), headquartered in Vevey, Switzerland, is that country's largest industrial company and is also the world's largest food company. The company's subsidiaries produce and sell beverages, milk products, culinary products, frozen food, chocolate, ready-to-eat dishes, refrigerated products, food service products, pet food, pharmaceuticals and cosmetics.

Unilever N.V., headquartered in Rotterdam, the Netherlands, produces and markets a wide range of foods, detergent, home and personal products.

Energy
______

BP Plc (ADR), headquartered in London, England, produces and markets crude oil and petroleum products worldwide, is engaged in exploration and field development throughout the world, and is engaged in the manufacture and sale of various petroleum-based chemical products.

Imperial Oil Limited, headquartered in Calgary, Alberta, Canada, is engaged in the exploration for, and production and refining of natural gas and petroleum products throughout Canada. The company also manufactures petrochemicals.

Royal Dutch Shell Plc (ADR), incorporated in the United Kingdom and headquartered in The Hague, the Netherlands, produces crude oil, natural gas, chemicals, coal and metals worldwide; and provides integrated petroleum services in the United States.

StatoilHydro ASA (ADR), headquartered in Stavanger, Norway, is engaged primarily in the exploration, development and production of oil and natural gas from the Norwegian Continental Shelf.

Total S.A. (ADR), headquartered in Courbevoie, France, is an international integrated oil and gas and specialty chemical company with operations in more than 130 countries. The company engages in all areas of the petroleum industry, from exploration and production to refining and shipping.

Financials
__________

ACE Limited, headquartered in Zurich, Switzerland, is the holding company for the ACE Group of Companies, a property and casualty insurance business. The company provides a range of insurance and reinsurance products worldwide through subsidiary operations in the United States and around the world, including excess liability, professional lines, financial solutions, satellite, excess property and political risk.

Bank of Montreal, headquartered in Montreal, Quebec, Canada, and its subsidiaries, offers credit and noncredit products and services in North America.

Mitsubishi UFJ Financial Group, Inc. (MUFG) (ADR), headquartered in Tokyo, Japan, operates as the holding company for The Bank of Tokyo-Mitsubishi, Ltd. and The Mitsubishi Trust and Banking Corporation.

Health Care
___________

AstraZeneca Plc (ADR), headquartered in London, England, is a holding company. Through its subsidiaries, the company researches, develops and makes ethical (prescription) pharmaceuticals and agricultural chemicals; and provides disease-specific healthcare services. Pharmaceutical products are focused on three areas: oncology, primary care and specialist/hospital care.

Covidien Plc, headquartered in Dublin, Ireland, engages in the development, manufacture and sale of healthcare products for use in clinical and home settings worldwide.

Fresenius Medical Care AG & Co. KGaA (ADR), headquartered in Bad
Homburg, Germany, offers kidney dialysis services and manufactures and distributes equipment and products used in the treatment of dialysis patients. The company operates worldwide.

Novartis AG (ADR), headquartered in Basel, Switzerland, manufactures health care products for use in a broad range of medical fields, as well as nutritional and agricultural products. The company markets its products worldwide.

Novo Nordisk A/S (ADR), headquartered in Bagsvaerd, Denmark, is a healthcare company that specializes in products for the treatment of diabetes, as well as products in the areas of coagulation disorders, human growth hormones and hormone replacement.

Sanofi (ADR), headquartered in Paris, France, is engaged in the development and manufacture of prescription pharmaceuticals in four main therapeutic categories: Cardiovascular/Thrombosis, Central Nervous System, Internal Medicine and Oncology.

Industrials
___________

Canadian National Railway Company, headquartered in Montreal, Quebec, Canada, is the only railroad which crosses the North American continent east-west and north-south, serving ports on the Atlantic, Pacific and Gulf coasts while linking customers to all three NAFTA nations.

Tyco International Ltd., headquartered in Schaffhausen, Switzerland, through its subsidiaries, manufactures, designs, and sells electronic components, undersea cable, disposable medical supplies, fire suppression and detection equipment, security systems and flow control products.

Information Technology
______________________

Accenture Plc, headquartered in Dublin, Ireland, provides management consulting, technology services, and outsourcing services. The company operates in five segments: Communications and High Tech; Financial Services; Products and Services; Resources; and Government.

ASML Holding N.V., headquartered in Veldhoven, the Netherlands, develops, makes, sells and services advanced photolithography projection systems, including wafer steppers and step-and-scan systems, that are essential to the fabrication of modern integrated circuits.

Materials
_________

Barrick Gold Corporation, headquartered in Toronto, Ontario, Canada, is engaged in the production and sale of gold, including related mining activities such as exploration, development, mining and processing. Its operations are mainly located in Argentina, Australia, Canada, Chile, Peru, Tanzania and the United States.

BHP Billiton Limited (ADR), headquartered in Melbourne, Australia, has interests and operations in minerals exploration, production and processing, oil and gas exploration and development, export thermal coal mining and marketing and steel production and merchandising.

Goldcorp, Inc., headquartered in Toronto, Ontario, Canada, engages in the acquisition, exploration, and operation of precious metal properties in North and South America and in Australia.

Syngenta AG (ADR), headquartered in Basel, Switzerland, is an agribusiness operating in the crop protection and seeds businesses.

Telecommunication Services
__________________________

Nippon Telegraph and Telephone Corporation (ADR), headquartered in Tokyo, Japan, provides various telecommunication services, including data communication, telephone, telegraph, leased circuits, terminal equipment sales, and related services. The company supplies both local and long distance telephone services within Japan.

NTT DoCoMo, Inc. (ADR), headquartered in Tokyo, Japan, provides various types of telecommunications services including cellular phone, personal handyphone system (PHS), paging, and other telephone, satellite, mobile communication and wireless Private Branch Exchange (PBX) system services. The company also sells cellular phones, PNS, car phones and pagers.

Telstra Corporation Limited (ADR), headquartered in Melbourne,
Australia, is a telecommunications and media company, formerly state-owned. Telstra is the largest provider of both local and long distance telephone services, mobile services, dial-up, wireless, DSL and cable internet access in Australia.

Vodafone Group Plc (ADR), headquartered in Newbury, Berkshire, England, provides mobile telecommunications services, supplying its customers with digital and analog cellular telephone, paging and personal communications services. The company offers its services in many countries, including Australia, Egypt, Fiji, France, Germany, Greece, Malta, the Netherlands, New Zealand, South Africa, Sweden, Uganda and the United States.


We have obtained the foregoing company descriptions from third-party sources we deem reliable.

                       CONTENTS OF REGISTRATION STATEMENT

A. Bonding Arrangements of Depositor:

      First Trust Portfolios L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

         The facing sheet

         The Prospectus

         The signatures

         Exhibits

                                      S-1


                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 3616, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wheaton and State of Illinois on July 9, 2012.

                                    FT 3616

                                      By       First Trust Portfolios L.P.
                                               Depositor



                                      By       Elizabeth H. Bull
                                               Senior Vice President


                                      S-2


      Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:


     Name                     Title*                              Date

  James A. Bowen  Director of The Charger Corporation, the  ) July 9, 2012
                  General Partner of First Trust Portfolios )
                  L.P.                                      )
                                                            )
                                                            )
                                                            ) Elizabeth H. Bull
                                                            ) Attorney-in-Fact**




* The title of the person named herein represents his capacity in and relationship to First Trust Portfolios L.P., Depositor.

** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with Amendment No. 2 to Form S-6 of FT 2669 (File No. 333-169625) and the same is hereby incorporated herein by this reference.

                                      S-3



            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

      We consent to the use in this Amendment No. 2 to Registration Statement No. 333-181989 on Form S-6 of our report dated July 9, 2012, relating to the financial statements of FT 3616, comprising 60/40 Strategic Allocation Port. 3Q '12 - Term 10/16/13 (60/40 Strategic Allocation Portfolio, 3rd Quarter 2012 Series) and 75/25 Strategic Allocation Port. 3Q '12 - Term 10/16/13 (75/25 Strategic Allocation Portfolio, 3rd Quarter 2012 Series), appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the heading "Experts" in such Prospectus.


/s/ DELOITTE & TOUCHE LLP


Chicago, Illinois
July 9, 2012

                                      S-4



                              CONSENTS OF COUNSEL

      The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in its respective opinion to be filed as Exhibit 3.1 of the Registration Statement.

                      CONSENT OF FIRST TRUST ADVISORS L.P.

      The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.

                                      S-5



                                 EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for FT 785 and certain subsequent Series, effective December 9, 2003 among First Trust
           Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-110799] filed on behalf of FT 785).

1.1.1 Form of Trust Agreement for FT 3616 and certain subsequent Series, effective July 9, 2012 among First Trust Portfolios L.P., as
           Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, First Trust Advisors L.P., as Portfolio Supervisor, and FTP Services LLC, as FTPS Unit Servicing Agent.

1.2 Copy of Certificate of Limited Partnership of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4        Copy  of  Articles  of  Incorporation of The Charger Corporation, the
           general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 2 to Form S-6 [File No. 333-169625] filed on behalf of FT 2669).


1.6 Underwriter Agreement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42755] filed on behalf of The First Trust Special Situations Trust, Series 19).

                                      S-6



2.1 Copy of Certificate of Ownership (included in Exhibit 1.1 filed herewith on page 2 and incorporated herein by reference).

2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-156964] filed on behalf of FT 1987).

3.1        Opinion of counsel as to legality of securities being registered.

4.1        Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 2 to Form S-6 [File No. 333-169625] filed on behalf of FT 2669).

                                      S-7